ANNUAL INFORMATION FORM

ALEXCO RESOURCE CORP.
Suite 1920, 200 Granville Street
Vancouver, British Columbia, V6C 1S4
Telephone: (604) 633-4888
Facsimile: (604) 633-4887
E-Mail: info@alexcoresource.com
Website: www.alexcoresource.com

For the year ended June 30, 2007

Dated September 28, 2007

PRELIMINARY NOTES

In this Annual Information Form, Alexco Resource Corp. is referred to as the "Company". All information contained herein is as at September 28, 2007, unless otherwise specified.

Currency

All dollar amounts in the Annual Information Form are expressed in Canadian dollars unless otherwise indicated. The noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on September 27, 2007 was C$1.0031 per US$1.00 and on June 30, 2007 was C$1.0634 per US$1.00.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Information Form contains forward-looking statements concerning the Company's plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends” “strategy”, “goals”, “objectives”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  commodity price fluctuations;

  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;

  risks related to the inherent uncertainty of capital costs, operating costs, production and economic returns;

  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;

  the potential for delays in exploration or development activities or the completion of feasibility studies;

  the Company’s need to attract and retain qualified management and technical personnel;

  risks related to reclamation activities on the Company’s properties;

  the uncertainty of profitability based upon the Company's history of losses;

  risks related to the Company’s ability to continue to be able to keep pace with continual and rapid technological developments that characterise the market for the Company’s mine reclamation and remediation services;

  the Company’s ability to obtain a water licence for the purpose of care and maintenance within three years of the initial closing of the UKHM purchase;

  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

  risks related to environmental regulation and liability;

  political and regulatory risks associated with mining and exploration; and

  other risks and uncertainties related to the Corporation’s prospects, properties and business strategy.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Annual Information Form under the heading "Risk Factors'' and elsewhere.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101, and (d) includes any more recent estimates or data available. Such historical estimates are presented concerning certain of the Company’s properties described herein.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards under Guide 7 normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

GLOSSARY OF TECHNICAL TERMS

The following is a glossary of certain mining terms used in this Annual Information Form:

Acre	An area of 4840 square yards or 43,560 square feet.

Alteration	Any change in the mineralogical composition of a rock that is brought about by physical or chemical means.

Anomaly	Having a geochemical or geophysical character which deviates from regularity.

Assay	In economic geology, to analyze the proportions of metal in a rock or overburden sample; to test an ore or mineral for composition, purity, weight or other properties of commercial interest.

Au	Gold

Bedrock	Solid rock underlying surficial deposits.

Calcite	Calcium carbonate, CaCO3, with hexagonal crystallization; a mineral found in limestone, chalk and marble.

Chalcopyrite	Copper iron sulphide mineral (CuFeS2). A common copper ore.

CIM	Canadian Institute of Mining and Metallurgy.

Clastic	A sedimentary rock composed of fragments from pre-existing rock.

Deposit

A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

Dip	The angle at which a stratum is inclined from the horizontal.

Fault	A fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

Feldspar	A group of common sodium-potassium-calcium aluminosilicate minerals.

Fold	A bend in strata or any planar structure.

Fracture	Breaks in rocks due to intensive folding or faulting.

g/t Au	Grams per tonne gold.

Geophysical Survey	The exploration of an area by exploiting differences in physical properties of different rock types. Geophysical methods include seismic, magnetic, gravity, induced polarization and other techniques, and geophysical surveys can be undertaken from the ground or from the air.

Grade	The amount of valuable metal in each tonne of ore, expressed as grams per tonne (g/t) for precious metals, as percent (%) for copper, lead, zinc and nickel.

Hectare	An area equal to 100 meters by 100 meters.

Host	A rock or mineral that is older than rocks or minerals introduced into it.

Igneous	A classification of rocks formed from the solidification from a molten state.

Intrusion	The process of emplacement of magma in a pre-existing rock. Also, the igneous rock mass so formed.

km	Kilometres

m	Metres

Mineral Reserve, Proven Mineral Reserve, Probable Mineral Reserve

Under CIM standards, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by a preliminary feasibility study or feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this Annual Information Form are mining terms defined under CIM standards and used in accordance with NI 43-101. Mineral Reserves, Proven Mineral Reserves and Probable Mineral Reserves presented under CIM standards may not conform with the definitions of “reserves” or “proven reserves” or “probable reserves” under United States standards. See "Preliminary Notes – Cautionary Note to U.S. Investors Information Concerning Preparation of Resource Estimates".

Mineral Reserves under CIM standards are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Under CIM standards, Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

Proven Mineral Reserve: A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that the economic extraction can be justified.

Probable Mineral Reserve: A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that the economic extraction can be justified.

Mineral Resource, Measured Mineral Resource, Indicated Mineral Resource, Inferred Mineral Resource

Under CIM standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used in this Annual Information Form are mining terms defined under CIM standards and used in accordance with NI 43-101. They are not defined terms under United States standards and generally may not be used in documents filed with the United States Securities and Exchange Commission by U.S. companies. See "Preliminary Notes – Cautionary Note to U.S. Investors Information Concerning Preparation of Resource Estimates". A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization. Assumptions concerning economic and operating parameters, including cut-off grades and economic mining widths, based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate. A mineral resource is categorized on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:

Inferred Mineral Resource: Under CIM standards, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM standards, an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities,

shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM standards, a Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization	The concentration of metals and their chemical compounds within a body of rock.

Ore	A metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.

Ounce or oz	A troy ounce or twenty penny weights or 480 grains or 31.103 grams.

Outcrop	An exposure of bedrock at the surface.

Pyrite	A mineral composed of iron and sulphur (FeS2).

Quartz	A mineral composed of silicon dioxide.

Reconnaissance	A general examination or survey of a region with reference to its main features, usually preliminary to a more detailed survey.

Sediment

Solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

Silicified	The introduction of, or replacement by, silica, generally resulting in the formation of fine- grained quartz, chalcedony or opal, which may fill pores and replace existing minerals.

Sill	A tabular body of igneous rock conforming to the last strata.

Strike	Direction or trend of a geologic structure.

Sulphide	Group of minerals in which one or more metals are found in combination with sulphur.

Tonne	Metric unit of weight equivalent to volume multiplied by specific gravity; equivalent to 1.102 tons or 1,000 kilograms (2,204.6 pounds).

Vein	Thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.

Volcanic	Descriptive of rocks originating from volcanic activity.

Metric Equivalents

The following table sets forth the factors for converting Imperial measurements to metric equivalents:

To Convert From Imperial	To Metric	Multiply By
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres ("km")	1.609
Kilometres	Miles	0.6214
Acres	Hectares ("ha")	0.405
Hectares	Acres	2.471
Grams	Ounces (Troy)	0.03215
Grams/Tonnes	Ounces (Troy)/Short Ton	0.02917
Tonnes (metric)	Pounds	2,205
Tonnes (metric)	Short Tons	1.1023

CORPORATE STRUCTURE

Name, Address, Incorporation and Intercorporate Relationships

The Company was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 under the name "Alexco Resource Corp.".

The Company's head office is located at Suite 1920, 200 Granville Street, Vancouver, British Columbia, V6C 1S4 and its registered and records office is located at Suite 200, 204 Lambert Street, Whitehorse, Yukon, Y1A 3T2.

At the end of its most recently completed financial year, the Company had the following wholly-owned subsidiaries:

  650399 B.C. Ltd., organized under the laws of British Columbia;

  Elsa Reclamation & Development Company Ltd., organized under the laws of Yukon;

  Access Mining Consultants Ltd., organized under the laws of Yukon; and

  Alexco Resource U.S. Corp., organized under the laws of Colorado.

Unless the context otherwise indicates, reference to the term the "Company" or “Alexco” in this Annual Information Form includes Alexco Resource Corp. and its subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History and Significant Acquisitions

On March 15, 2005, the Company completed a series of transactions pursuant to which it acquired a number of property interests and rights to certain operating contracts in Yukon and British Columbia.

Pursuant to a sale and assignment agreement with Quest Mortgage Corp. (formerly Viceroy Minerals Corporation) ("Viceroy") dated February 1, 2005 (the "Viceroy Agreement"), the Company acquired certain assets of Viceroy comprising its Brewery Creek mine near Dawson City, Yukon Territory and a $2,500,000 payment from Viceroy to post replacement security under a related water license. The assets included mining assets and infrastructure/equipment located on the Brewery Creek property, all rights, title and interest of Viceroy in and to the 708 quartz mining claims and 93 mining leases on the Brewery Creek property and all rights, title and interest of Viceroy in and to the agreements, accords, memoranda and licenses relating to the Brewery Creek property, described under " Description of the Business – Mineral Projects – Brewery Creek Property" below. In exchange, the Company issued to Viceroy 2,686,567 common shares of the Company at a deemed price of $0.67 per share and assumed all liabilities and obligations of Viceroy with respect to its Brewery Creek property interests.

Pursuant to a sale and assignment agreement with NovaGold Canada Inc. ("NovaGold Canada") dated February 1, 2005 (the "NovaGold Agreement"), the Company acquired all of the issued and outstanding shares of 650399 B.C. Ltd. (“AlexSub”) in exchange for the issuance to NovaGold Canada of 4,104,478 common shares of the Company at a deemed price of $0.67 per share and a $599,812 cash payment to NovaGold Canada. The Company also agreed to cause the payment by AlexSub to NovaGold Canada of approximately $137,000 to be paid to AlexSub by the Canada Revenue Agency as a refundable mineral tax credit for the period from December 1, 2003 to November 30, 2004. AlexSub holds interests in the McQuesten, Sprogge, Harlan and Klondike properties in Yukon and royalty interests in the Kiniskan Lake and Manson Creek claims and the Telegraph Creek/Iskut River claims in British Columbia, described under "Description of the Business" below.

Pursuant to a sale and assignment agreement with Asset Liability Management Group ULC ("ALM") dated February 1, 2005 (the "ALM Agreement"), the Company acquired certain rights, title and interest of ALM in and to certain contracts and arrangements of ALM including current technical support and service contracts with various mine operating and exploration companies and any intellectual property used in connection therewith (including rights to secure certain patents). The assets acquired are more fully described under "Description of the Business – Remediation Business" below. In exchange, the Company issued to ALM 1,940,299 common shares of the Company at a deemed price of $0.67 per share. Alexco also agreed to assume all liabilities and obligations of ALM under the contracts and arrangements to a maximum of the value of the remaining work to be performed under such contracts.

The net assets acquired by the Company under the Viceroy Agreement, NovaGold Agreement and ALM Agreement were valued at their estimated fair value. With respect to the assets acquired by the Company for the Viceroy Agreement and the NovaGold Agreement, the fair value approximated the book values for the assets. With respect to the assets acquired by the Company from ALM, the fair value was determined by the directors with the benefit of independent financial advice.

The above-described sale and assignment agreements were completed concurrently with an organization agreement (the "Organization Agreement") dated February 1, 2005 with Viceroy, NovaGold Canada, AlexSub and ALM. The Company completed a seed capital private placement financing for gross proceeds of $3.6 million by the issuance of 5,264,000 common shares of the Company effective March 15, 2005.

In June 2005, the Company was selected as the preferred purchaser of the assets of United Keno Hill Mines Limited and UKH Minerals Limited (together, "UKHM") in Yukon by PricewaterhouseCoopers Inc., court appointed interim receiver and receiver-manager of UKHM. The agreements entered into by the Company and the initial closing under the agreements is described under "Remediation Business – Specific Mine Reclamation and Remediation Projects – Keno Hill Project, Yukon" below.

Effective September 16, 2005, the Company entered into a letter agreement with NovaGold Canada granting NovaGold Canada a back-in right to acquire a 70% interest in the sulphide project and a 30% interest in the oxide project with respect to the Brewery Creek property. The sulphide project relates to exploration and if successful, future development of deeper sulphide resources related to one or more of the various oxide mineralized zones which are present along the Brewery Creek mineralized trend. The sulphide zone is generally interpreted to be the non-oxidized and deeper expression of surface mineralization or, in some cases, the "feeder" zones to the shallower, more disseminated gold mineralization. The oxide project, on the other hand, relates to exploration and if successful, development of shallower oxidized and direct cyanide leachable disseminated gold mineralization similar in character and geometry to the ore previously mined at Brewery Creek.

Under the terms of the letter agreement, within 60 days of the Company incurring a minimum of $750,000 in expenditures on the Brewery Creek property, the Company will deliver to NovaGold Canada a report as to the results of such expenditures. NovaGold Canada will have 60 days following receipt of the report to give notice that it wishes to exercise the back-in right. The back-in right will be exercisable by NovaGold Canada by paying $500,000 to the Company over a four year period and incurring $1,750,000 in expenditures on the

Brewery Creek property over a five year period. The letter agreement contemplates the parties entering into joint venture agreements upon the completion of the payments and expenditures by NovaGold Canada.

On January 26, 2006, the Company completed its initial public offering of 2,000,000 common shares at a price of $1.50 per share to raise gross proceeds of $3,000,000. The Company completed a listing of its common shares on the Toronto Stock Exchange under the trading symbol "AXR" on January 26, 2006.

On April 13, 2006, the Company completed a partially brokered and partially non-brokered financing of in the aggregate 1,702,128 "flow-through" common shares at a price of $2.35 per share to raise gross proceeds of $4,000,000.

On April 28, 2006, the Company completed a public offering by way of short form prospectus of 4,700,000 common shares at a price of $2.50 per share to raise gross proceeds of $11,750,000.

On December 21, 2006, the Company completed a brokered financing of in aggregate 3,749,379 units and 1,217,400 flow-through shares at a price of $4.75 per unit and $5.75 per flow-through share to raise gross proceeds of $24,810,000. Each unit consists of one common share and one-half of one transferable common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share at a price of $5.75 per share until December 21, 2009.

On June 30, 2006, the Company completed the acquisition of Access Mining Consultants Ltd ("AMC"), a privately owned mid-tier environmental consulting firm headquartered in Whitehorse, Yukon Territory. AMC was originally formed in March 1995. Since then, AMC has provided locally experienced professional project management and environmental services for industrial land and resource development projects in northern Canada. The Company acquired 100% of the shares of AMC for $2,000,000; 50% of the AMC shares were acquired for $1,000,000 in cash and the remaining 50% of the AMC shares were exchanged for 383,978 common shares of the Company, being $1,000,000 in common shares of the Company valued at the volume weighted average price for the 10 trading days of the common shares of the Company on the Toronto Stock Exchange prior to June 27, 2006. The vendors, Rob McIntyre and Dan Cornett, being the founders and current principals of AMC, are continuing in the AMC management team with a focus on client service and the profitable growth of the AMC business as a wholly owned subsidiary of the Company. The Company also appointed Mr. McIntyre and Mr. Cornett to the senior management team of the Company.

On February 16, 2007, the Company expanded its services business to the United States through the establishment of Alexco Resource U.S. Corp (“Alexco US”), a Colorado company, and the acquisition of certain intellectual property and project rights from Green World Science of Nevada, Inc. (“Green World”), as well as the addition of the principals of Green World, Joe Harrington and Jim Harrington, to the Alexco US management team.

The assets acquired from Green World included six U.S. patents (the “Patents”), some of which are registered in Canada and other countries. The Patents pertain to the in situ immobilization of metals and are specifically suited to mine closure related remediation. Two of the Patents, as registered in Canada, were previously under licence to the Company. The acquisition of the Patents, together with the interests of Green World in certain ongoing projects, will provide Alexco US with immediate remediation services revenue and cash flow. The consideration paid for the assets included 264,895 Common shares of the Company valued at $1,645,000 and a cash payment of $443,000.

Joe Harrington and Jim Harrington have joined Alexco US as Vice-President Technology and Strategic Development and Vice-President Engineering and Environmental Services respectively. Joe Harrington is also the inventor of the Patents and both he and Jim Harrington have extensive experience in developing and executing environmental remediation projects utilizing the Patents and otherwise. Their addition provides Alexco US with an experienced local team, to assist in advancing the Company's strategic plans.

On September 20, 2007, the Company began trading its common shares on the American Stock Exchange under the symbol “AXU”.

DESCRIPTION OF THE BUSINESS

The Company operates two principal businesses: the exploration and development of the Keno Hill, Brewery Creek and McQuesten properties in Yukon; and an environmental services business. In addition, the Company holds interests in the Sprogge, Harlan and Klondike properties in Yukon and the Telegraph Creek, Iskut River, Kiniskan Lake and Manson Creek properties in British Columbia.

The Company’s environmental services business is to manage risk and unlock value at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, implementation of innovative treatment technologies, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity. The Company’s principal markets for these services are in Canada and the United States, and service is provided respectively in each jurisdiction through its wholly-owned subsidiaries, Access Mining Consultants Ltd. and Alexco Resource U.S. Corp. The environmental services business currently has approximately 14 employees in Canada and 3 employees in the United States.

The Company's principal exploration projects are the Keno Hill, Brewery Creek and McQuesten projects in Yukon. In 2007, the focus has been the continuation of an extensive review of the historical mining records at the Keno Hill property, as well as the initiation of a 30,000 meter drill program on the property. The Company initiated an exploration drill program at Brewery Creek in 2006 with focus on sulphide facies gold mineralization in the Bohemian area of the Brewery Creek mineralized trend, as well as exploration testing of the Classic prospect to the south of the mineralized trend.

Risk Factors

An investment in the securities of the Company involves significant risk, which should be carefully considered by prospective investors before purchasing the common shares. In addition to the information set out elsewhere or incorporated by reference in this Annual Information Form, investors should carefully consider the risk factors set out below. Such risk factors could materially affect the Company's future financial results and could cause events to differ materially from those described in forward-looking statements relating to the Company, each of which could cause investors to lose part or all of their investments in the common shares of the Company. These risk factors are not a definitive list of all risk factors associated with an investment in the Company or in connection with the Company's operations.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.

With respect to the Company’s properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine its current properties, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of the Company to sell, and profit from the sale of any eventual production from any of the Company’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of the Company and therefore represent a market risk which could impact the long term viability of the Company and its operations.

Mine Reclamation and Remediation, Environmental Services

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation, remediation or environmental services could adversely affect demand for the Company's services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for the Company's services.

The patents which the Company owns or has access to or other proprietary technology may not prevent the Company's competitors from developing substantially similar technology, which may reduce the Company's competitive advantage. Similarly, the loss of access of any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to the Company's reclamation and remediation business.

The Company may not be able to keep pace with continual and rapid technological developments that characterize the market for the Company's mine reclamation and remediation services and the Company's failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require the Company to change the way it conducts its business.

Keno Hill Project

The purchase by the Company of the assets of UKHM is subject, among other things, to the Company applying for a water license prior to October 18, 2006 and obtaining a water licence for the purpose of care and maintenance pursuant to the Waters Act (Yukon) by October 18, 2009, subject to a 12 month extension at the discretion of the vendor. While the Company has applied for the water license, there can be no assurance that the Company will ultimately be granted a water license.

The Company is in the process of reviewing historical records and is currently conducting an exploration program. Further geological testing will be required. There is no assurance that such exploration and testing will find favourable results. The history of the UKHM property has been one of fluctuating fortunes, with new technologies and concepts numerous times reviving the district from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the UKHM property.

Aboriginal rights and title

Native land claims in Yukon remain the subject of active debate and litigation. The Keno Hill project lies within the traditional territory of the First Nation of the Na-Cho Nyak Dun. There can be no guarantee that the nature of land claims in Yukon will not create delays in project approval, unexpected interruptions in project progress or result in additional costs to advance the project.

Securities of the Company and Dilution

To further the activities of the Company to acquire additional properties, the Company will require additional funds and it is likely that, to obtain the necessary funds, the Company will have to sell additional securities including, but not limited to, its common stock or some form of convertible securities, the effect of which would result in a substantial dilution of the present equity interests of the Company's shareholders.

Capitalization and Commercial Viability

The Company will require additional funds to further explore, develop and mine its properties. The Company has limited financial resources, and there is no assurance that additional funding will be available to the Company to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Title Matters

While the Company has performed its own due diligence with respect to title of its properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements of transfer or land claims, and title may be affected by undetected defects.

Competition

Significant and increasing competition exists for mining opportunities internationally. There are a number of large established mining companies with substantial capabilities and far greater financial and technical resources than the Company. The Company may be unable to acquire additional attractive mining properties on terms it considers acceptable and there can be no assurance that the Company's exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

Conflicts of Interest

Certain directors and officers of the Company are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Company. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of the Company. Directors and officers of the Company with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

No History of Earnings

The Company has no history of earnings with respect to its mineral exploration and development activities, and there is no assurance that any of its mineral properties will generate earnings, operate profitably or provide a return on investment in the future. The Company has not paid dividends in the past and has no plans to pay dividends for the foreseeable future. The future dividend policy of the Company will be determined by its directors.

Potential Profitability Depends Upon Factors Beyond the Control of the Company

The potential profitability of mineral properties is dependent upon many factors beyond the Company’s control. For instance, world prices of and markets for gold and silver are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Company cannot predict and are beyond the Company’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Company.

Operating Hazards and Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Adverse weather conditions could also disrupt the Company's mine reclamation and remediation business and/or reduce demand for the Company's services.

Environmental Risks and Other Regulatory Requirements

The current or future operations of the Company, including development activities, commencement of production on its properties and activities associated with the Company's mine reclamation and remediation business, require permits or licenses from various federal and local governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which the Company may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in mine reclamation and remediation activities may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Uninsurable Risks

In the course of exploration, development and production of mineral properties and in connection with the Company's mine reclamation and remediation business, several risks and, in particular, unexpected or unusual geological or operating conditions may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of the Company.

The Company is not insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. The Company periodically evaluates the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem it might be required to enter into interim compliance measures pending completion of the required remedy.

Shortages of Supplies and Personnel

The demand for the Company's mine reclamation and remediation services may be adversely affected by shortages of critical supplies or equipment, or personnel trained to manage and operate the Company's programs and equipment.

Currency Fluctuations

The operations of the Company in countries other than Canada are subject to currency fluctuations and such fluctuations may materially affect the financial position and results of the Company. The Company is subject to the risks associated with the fluctuation of the rate of exchange of the Canadian dollar and foreign currencies, specifically the U.S. dollar. The Company does not currently take any steps to hedge against currency fluctuations although it may elect to hedge against the risk of currency fluctuations in the future.

There can be no assurance that steps taken by the Company to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Foreign Exchange

The Company may be subject from time to time to foreign exchange controls in countries outside of Canada although no such claims are currently known to the Company.

International Operations

The Company's international operations with respect to its mine reclamation and remediation business are subject to uncertainties, which could limit the revenues and profitability of these operations, including difficulties and costs associated with complying with a wide variety of complex foreign laws, treaties, regulations, unexpected change in regulatory environment, inadequate protection of intellectual property, legal uncertainties, timing delays, expenses associated with tariffs, licenses, and other trade barriers, among other risks.

Mineral Projects

The Company's principal mineral projects are the Keno Hill, Brewery Creek and McQuesten projects in Yukon.

Keno Hill Silver Property

The following disclosure under this heading "Keno Hill Silver Property" has been prepared by or under the supervision of Stanton Dodd, P.Geo., a Qualified Person for the purposes of NI 43-101. Mr. Dodd is the Senior Geologist on the Keno Hill Project.

Property Description and Location

The Keno Hill property is located in the Mayo Mining District approximately 350 km north of Whitehorse, Yukon Territory. The area is covered by NTS map sheets 105M/13 and 105M/14. The project land controlled or expected to be under the control of Alexco following issuance of a Care and Maintenance Water License comprises 713 surveyed quartz mining leases, 794 unsurveyed quartz mining claims and 2 crown grants. The total area approximates 23,350 hectares. United Keno Hill Mines Limited (“UKHM”) claims may be subject to unknown or unregistered royalties and/or agreements.

Ownership details are as follows:

  650399 BC Ltd. (AlexcoSub) is the registered owner (100%) of 37 quartz mining leases and 673 quartz claims (full size and fractional). A small number of these claims and leases are subject to option or successor agreements and/or future mineral royalty payments
  UKHM with court appointed PriceWaterhouseCoopers administrator is 100% owner of 673 quartz mining leases, 2 crown grants and 85 quartz mining claims; 50% owner of 3 quartz mining leases; 70% owner of 29 quartz mining claims and 65% owner of 7 quartz mining claims.

  Neighboring and Adjacent Claims not under the control of Alexco include: Barcham Placers - Placer claims overlapping some quartz claims; StrataGold Aurex property; Yukon Gold Mount Hinton project and several claim blocks as inliers owned by various individuals and companies.

Mineral Exploration at Keno Hill is permitted under the terms and conditions set out by the Yukon government in the Class III Quartz Mining Land Use Permit – LQ00186, issued on July 5, 2006 and valid until July 4, 2011.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The historic Keno Hill mining camp is located in central Yukon Territory. The closest town, Mayo, located on the Stewart River, is approximately 55 km to the south of the historic mining district. Mayo is accessible from Whitehorse via a 460 km all weather road; the town is also serviced by the Mayo airport, which is located just to the north. A government maintained gravel road leads from Mayo to the various project areas within the historic district.

The central Yukon Territory is characterized by a sub-arctic continental climate with cold winters and warm summers. Average temperatures in the winter are between minus fifteen and minus twenty degrees Celsius but can reach minus sixty degrees Celsius. The summers are moderately warm with average temperatures in July around fifteen degrees Celsius. Exploration and mining work can be carried out year-round.

Because of its northern latitude, winter days are short; north-facing slopes experience ten weeks without direct sunlight around the winter solstice. Conversely, summer days are very long, especially in early summer around the summer solstice. Annual precipitation averages 28 cm; half of this amount falls as snow, which starts to accumulate in October and remains into May or June.

Three phase power is available in many parts of the district as well as limited telephone service. A large number of roads constructed for past mining operations are still serviceable. The old company town of Elsa, located toward the western end of the district, comprises several buildings that are currently being used for storage, maintenance work and housing. A new man camp and kitchen have been constructed at Flat Creek just west of Elsa.

The topography of the project area is characterized by low rolling hills and mountains with a relief of up to 1200 m. The highest elevation is Keno Hill at 1975 m. Slopes are gentle except the north slopes of Keno Hill and Sourdough Hill. Vegetation is abundant on both hillsides and valley floors.

History

The Keno Hill mining camp area has a rich history of exploration and mining dating back to the beginning of the twentieth century. Early prospectors had been working the area around Mayo for gold, especially after the Klondike gold rush of 1898. The first silver was found in 1901, however, interest at that time was low despite an assay from 1905 yielding more than 10 kg/t Ag. Small-scale silver mining finally commenced in 1913 with a first shipment of 55 tons of ore to a smelter in San Francisco. Due to a limited depth of the deposit and the First World War, interest in the area had dwindled by 1917.

The end of the First World War and higher silver prices led to renewed and ultimately successful exploration activity in the Keno Hill area with the Yukon Gold Company pioneering development in the district. In the early 1920s the Treadwell Yukon Company, Limited (TYC), became interested in the Keno Hill area and, under the leadership of Livingston Wernecke, acquired a number of claims and started mining. By 1941, in just under 18 years, when Wernecke died in an accident, TYC had produced 1381 tons of silver and 43,772 tons of lead. By this time a number of mines were in production, including: Sadie-Ladue, Lucky Queen, Silver King, Elsa, and Hector-Calumet; combined, about 85% of the camp’s production came from these mines. Interestingly, no zinc was recovered during this period.

Wernecke’s death and the Second World War resulted in a sharp decline in activity in the Keno Hill camp until a new company, Keno Hill Mining Company, Ltd., later UKHM, spearheaded by Thayer Lindsley, purchased all TYC properties and rejuvenated production activity. Very good results led to another staking rush and the formation of a large number of junior exploration companies, including the successful Bellekeno Mines Ltd., which was later purchased by UKHM.

The 1950s proved to be the most successful period the camp has yet seen. Starting in the early 1960s, however, new discoveries and additions to ore reserves lagged production. In 1972 the new Husky mine was commissioned, and in 1977 open pit operations were introduced in the camp mainly for the purpose of recovering crown pillars. From 1982 to 1985 (Sadie-Ladue and Shamrock mines) and 1989 to 1990 (Shamrock, Silver King, Hector-Calumet, Lucky Queen and Keno mines) float trains were mined on a small scale basis. UKHM closed permanently in early 1989.

Reported district production from 1950 to 1990 totaled 5.34 million tons of ore grading 40.1 ounces per ton silver, 6.7% lead and 4.1% zinc (Cathro, 2006). It must be noted, however, that reported production of zinc does not reflect actual amounts of zinc present in the mineralized rock (mined and unmined) since zinc was recovered only from 1950 to 1977 and from 1986 to 1988. The remote location of the mining camp and the comparably low price of zinc compared to silver and lead produced a situation where zinc-rich mineralized rock was not mined or shipped to a smelter.

Between 1990 and 1998 The Dominion Mineral Resources and Sterling Frontier Properties Company of Canada Limited (“Dominion”), after acquiring a 32% interest in UKHM, carried out extensive reclamation, rehabilitation and exploration work at the Bellekeno, Husky Southwest and Silver King mines in order to reopen the camp. Lack of financing forced Dominion to abandon its rights, allowing its interest to revert back to UKHM. Environmental liabilities and site maintenance costs eventually drove UKHM into bankruptcy. At the time of closing the mine historical resource had been reported at 253,327 short tons at 36.5 troy ounces per short ton silver, 0.01 troy ounces per short ton gold, 12.40% lead and 7.10% zinc as measured plus indicated resources with 37,950 short tons at and 23.0 troy ounces per short ton silver, 0.01 troy ounces per short ton gold, 6.00% lead and 4.00% zinc. Investors are cautioned that these resources are historical and are not mineral resources under Canadian Securities Administrators NI 43-101. Further the resources categories do not comply with the definition of mineral resource categories as defined by CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on December, 2005.

In June 2005, Alexco was selected as the preferred purchaser of the assets of UKHM by PricewaterhouseCoopers Inc., the court-appointed interim receiver and receiver-manager of Keno Hill. In February 2006, following lengthy negotiations with both the Federal and Territory Governments, the Supreme Court of the Yukon Territory approved Alexco's purchase of UKHM's assets through Alexco's wholly-owned subsidiary, Elsa Reclamation & Development Company Ltd. ("ERDC").

Interim closing of the Keno Hill transaction was completed on April 18, 2006, and an agreement governing management and future reclamation of the Keno Hill district was signed. Under the Keno Hill Subsidiary Agreement, ERDC is indemnified against all historical liability, has property access for exploration and future development and is not required to post security against pre-existing liabilities. ERDC will also be reimbursed for its future environmental reclamation activities - estimated at more than C$50 million - while itself contributing C$10 million to cleanup of the Keno Hill district. ERDC has also assumed responsibility for ongoing environmental care and maintenance of the site under contract to the Yukon Territory Government, and is actively conducting a baseline environmental assessment and site characterization program.

To finalize the Keno Hill acquisition, ERDC has applied for a water license that should be granted in late 2007 or early 2008. Upon receipt of the license, ERDC will have free and clear title to surface and subsurface claims, leases, free-hold land, buildings and equipment at Keno Hill.

Geologic Setting

The Keno Hill mining camp is located in the north-western part of the Selwyn Basin in an area juxtaposed between the Robert Service Thrust and the Tombstone Thrust; these thrust sheets are overlapping and trend north-westerly. The area is underlain by Upper Proterozoic to Mississippian rocks that were deposited in a shelf environment during the formation of the northern Cordilleran continental margin. A compressional regime that possibly existed during the Jurassic, but certainly during the Cretaceous produced thrusts, folds and penetrative fabrics of various scales. Early large scale deformation (D1) produced recumbent folds, resulting in local structural thickening of strata. A second (and possibly third, D3, Roots, 1997), deformational event (D2) produced gentle south-westerly plunging syn- and antiform pairs; layering in these structures are axial planar to the D1 recumbent folds.

The Robert Service Thrust Sheet in the south comprises Late Proterozoic to Cambrian sandstone, locally with interbedded limestone and argillite, a Cambrian to Middle Devonian succession of siltstone, limestone and chert, and Upper Devonian argillite, chert, and chert pebble conglomerate.

The Tombstone Thrust Sheet, footwall to the Robert Service Thrust package, to the north comprises Devonian phyllite, felsic meta-tuffs and metaclastic rocks, overlain by Carboniferous quartzite. This latter rock unit is locally thickened due to folding and or thrusting and hosts the mineralization of the Keno Hill camp.

There are four episodes of plutonism noted in the vicinity of the Keno Hill district. Early Paleozoic fine-grained diabase occurs as meter-scale dikes and sills in the Upper Proterozoic to Lower Cambrian rocks. During the Mid-Triassic, gabbros to diorites formed sill-like pods of various sizes, primarily in the Devonian and Mississippian rocks of the Tombstone thrust sheet. A third phase of plutonism took place around 92 million years ago in the early Cretaceous and resulted in widespread and voluminous Tombstone intrusions of commonly granitic to granodioritic composition. The youngest magmatic activity occurred around 65 million years ago in the Upper Cretaceous and resulted in the formation of peraluminous megacrystic potassium feldspar granite intrusions.

In addition to the Keno Hill silver mining camp, where polymetallic veins were exploited, the area hosts a number of occurrences and showings of tungsten, copper, gold, lead, zinc, antimony and barite.

Property Geology

The local geology is characterized by three major rock units defined as the Lower Schist, Central Quartzite, and Upper Schist. These rocks have been subject to greenschist facies regional metamorphism which is believed to have occurred in the Middle Cretaceous, about 105 million years ago.

The Lower Schist is of Devonian to Mississippian age and is composed of graphitic, calcareous, and sericitic schist, thin and locally thick-bedded quartzite and minor greenstone of Middle Triassic age. The greenstone forms sills and/or boudins with compositions similar to metadiorite and metagabbro. The sills and boudins form bodies that can reach substantial size of up to one kilometre in length. Recessive weathering of the Lower Schist is pronounced and results in field specimens typically characterized by small silica fragments supported by a clay matrix. The lower contact of this unit has been cut off by the Tombstone Thrust Fault.

The Mississippian Central Quartzite, also known as Keno Hill Quartzite, has a structural thickness of approximately 700 m and consists of bedded and massive quartzite with interbedded minor schist and phyllite as well as local greenstone horizons. The greenstone occurs most commonly in the lower half of the Central Quartzite. The structural thickness of the quartzite unit is especially great in the Keno Hill area, likely due to the presence of a D1 fold nose and accompanied structural thickening. Underground exposure of the unit throughout the district reveals widespread tight isoclinal folding. Internal fracturing leaves the unit prone to weathering, resulting in the formation of felsenmeers down slope, where large slabs of quartzite accumulate. This unit is the most important host to mineralization in the Keno Hill camp.

A package of Cambrian quartz-mica schist, quartzite, graphitic schist and minor limestone comprise the Upper Schist. The Robert Service Thrust Fault separates the Upper Schist from the younger Central Quartzite.

A number of quartz-feldspar porphyritic sills have intruded the stratigraphy parallel to schistosity. The sills are most common in the Lower and Upper Schists and can reach thicknesses of up to 50 m; reports of occurrences in the Central Quartzite are inconclusive and vague. The quartz-porphyry sills are believed to be related to the 93 million year old Roop Lake granite (also known as Mayo Lake pluton), which is located southeast of the camp.

Structurally, the property is characterized by four sets of faults; many of which have been filled by hydrothermally precipitated minerals, forming veins. The oldest fault set consists of south dipping structures that are generally parallel to foliation and are apparently associated with the Tombstone thrust fault, since movement was contemporaneous or slightly later. Locally, brittle deformation has been observed along these structures. A second fault set, known as “longitudinal veins” strikes northeast to east northeast and dips steeply southeast. The latest movement along these faults is sinistral with offsets locally reaching more than 150 m; however, more than one episode of movement commonly is indicated. Depending on the competency of the host rock, longitudinal veins can be up to 30 m wide in an anastomosing system of sub-veins. In the past essentially all mineralized rock has been mined from these longitudinal veins. A third set of faults, known as “transverse faults”, is northwest striking and dips steeply to the north. Transverse faults commonly do not contain silver and lead mineralization but are often filled by quartz with trace to minor arsenopyrite, pyrite and jamesonite. Vein thicknesses can reach 5 m. Transverse faults are believed to be dilational zones between en echelon longitudinal faults.

A younger set of faults, known as cross faults, strike north to northeast with a dip of sixty degrees west to southwest and offset vein or longitudinal faults by up to 2000 m. In the western part of the camp, dextral movement is the most recent event along these structures, whereas in the eastern part of the camp sinistral movement with less magnitude prevails.

Deposit Types

The Keno Hill Mining camp has long been recognized as a polymetallic silver-lead-zinc vein district with characteristics possibly similar to other well known mining districts in the world. Examples of this type of mineralization include the Kokanee Range (Slocan), British Columbia; Coeur d’Alène, Idaho; Freiberg and the Harz Mountains, Germany; and Príbram, Czech Republic. The common characteristics of these locales are the proximity to crustal-scale faults and occurrence of mineralization in a package of monotonous clastic metasediments which have been intruded by plutons. Even though the mineralization is likely not directly related to the intrusions, the intrusives may have acted as a heat source for hydrothermal circulation. Mineral precipitation occurred where metal-laden hydrothermal fluids, with a temperature of 250 to 300 degrees Celsius, migrated through open fractures caused by a local tensional stress regime in an otherwise compressional environment. Metals were precipitated from migrating fluids as pressure and temperature changed. The metals were likely leached from crustal rocks by hot circulating fluids, with mineral precipitation likely occurring at an average depth of about 6 km. Fluid mixing of hydrothermal fluid with meteoric fluid is common within these types of systems, as is boiling. Similarly, multiple fluid pulses may result in a repetition of the mineral sequence as well as recrystallization and modification of the existing mineral assemblage. At Keno Hill, the largest accumulation of ore minerals occurred in structurally prepared competent rocks, such as the Central Quartzite, resulting in areas of increased fluid flow. Incompetent rocks like phyllites tend to produce fewer and smaller, if any, open spaces, limiting fluid flow and resulting mineral precipitation.

Exploration

Most past exploration work in the Keno Hill district was conducted as support to the mining activities until the mines closed in 1989. This historic work involved surface and underground drilling designed to explore areas surrounding the main underground working areas. It is beyond the scope of this report to describe all historical exploration work completed in the Keno Hill district. Only the relevant historical work completed at properties of current interest to Alexco is included as below:

The current exploration conducted by Alexco Resource Corp. is the first comprehensive exploration effort in the district since 1997, with exploration being led by a geological team from NovaGold Resources Inc. During the initial phase of Alexco’s involvement at Keno Hill, a program of geologic data compilation, aero geophysical surveying (conducted by McPhar Geophysics) and surface diamond drilling was completed. Past operator UKHM, accumulated a huge number of paper maps and documents relating to nearly 70 years of district mining, but the documentation and data were never assembled into a coherent database that could be used to decipher the geology on a district scale. Beginning in late 2005 and continuing throughout 2006 and 2007, Alexco has converted over 100 gigabytes of this historic data to digital form by scanning and data entry.

Two diamond drilling rigs were mobilized to the district during the summer of 2006 and 42 drill holes completed for the season totaling 11,180 m. The holes were primarily directed toward verification and extension of historic resources at Bellekeno, Husky SW and Silver King. However, a few widely spaced holes were also drilled on other targets considered promising such as Silver King East and Lucky Queen. As a routine procedure, all diamond drill core sampled was analyzed for 33 elements with analyses of these geochemical data being used to gain a better understanding of the distribution of mineralizing fluids on both a district and local scale.

Diamond drilling resumed in March of 2007 with emphasis again being placed on Bellekeno, Husky SW and the Silver King/Silver King East areas. In addition, targets were drilled on several under-explored veins in the vicinity of Elsa town site. Lucky Queen was revisited and the Onek mine area saw substantial amounts of work. A ground IP geophysical survey was completed on the Husky SW to Silver King trend by contractor Aurora Geoscience. As of late September, 2007 approximately 18,600 m of drilling had been completed year-to-date in 73 drill holes.

The Bellekeno project continues to show the best promise of all tested prospects with significant extensions being made to the historically defined mineralized zones.

The Onek mine area has produced some wide intercepts containing high zinc values. Drilling at this location has been expanded and is ongoing.

Three geophysical techniques have been used over parts of the property i.e. aeromagnetic, aeroelectromagnetic and ground IP (induced potential). The high quality results generated by these surveys were successful in helping to identify possible hidden structures and covered stratigraphy. There was, however, no obvious signature unique to known mineralization..

Mineralization

Good summaries of the mineralogy of the Keno Hill mineralization can be found in Cathro (2006), Murphy (1997), and Roots, (1997). Mineralization in the Keno Hill camp is of the polymetallic silver-lead-zinc vein type. Mineralization of this type ideally exhibits a succession of hydrothermally precipitated minerals from the vein wall towards the vein center. However, at Keno Hill multiple pulses of hydrothermal fluids traveling through the same structure have very likely modified the original succession of precipitated minerals by recrystallization and/or repetition of the original succession. Supergene alteration can further change the mineralogy in a vein. In the Keno Hill area, supergene alteration reached a maximum depth of about 200 m shortly after vein emplacement. Due to glacial erosion, much of the supergene zone has been removed.

In general, common gangue minerals include manganiferous siderite and to a lesser extent quartz and quartz breccia as well as calcite. Silver occurs in argentiferous galena and argentiferous tetrahedrite (freibergite). Silver is further found as native silver, in polybasite, stephanite, and pyrargyrite. Lead occurs in galena and zinc in sphalerite, which is typically iron-rich. Other sulfides include pyrite, arsenopyrite, and chalcopyrite. Pyrite and arsenopyrite are locally gold-bearing.

In addition to a lateral zoning mentioned above, veins exhibit a vertical change in mineralogy. According to Cathro (2006, p. 112), “A typical oreshoot displays a predictable vertical zoning from Pb-rich at the top to Zn-rich at the bottom. Mineralogically, the ore changes with increasing depth from galena to galena-freibergite, to galena-freibergite-sphalerite-siderite, to sphalerite-freibergite-galena-siderite, to sphalerite-siderite, to siderite-pyrite-sphalerite”. Due to this zonation, individual veins have traditionally been interpreted to have a silver-poor sphalerite-rich lower zone. Historically it was believed that economic mineralization in the Keno Hill camp was restricted to a shallow zone of about 120 m thickness; the discovery of the Number 3 Vein below the 400 level in the Hector-Calumet mine in 1948 showed that silver-rich veins exist deeper than historically believed and that known veins exhibit depth potential.

In addition to the local changes in mineralogy, a camp-scale zonation has been recognized. It is believed that the Roop Lakes Granite, located 10 to 15 km west of the camp, acted as a heat source for the hydrothermal system that resulted in the precipitation of the vein minerals. With increasing distance from the granite, hydrothermal fluids would have experienced a general decrease in temperature, explaining the observed change in metal ratios from east to west. Murphy (1997) points out, however, that the geometry between intrusion and mineralized veins might not reflect the geometry during the time of hydrothermal activity. Since the timing of mineralizing events and deformation is poorly constrained, the apparent zoning could be the result of other, as of yet unknown, factors.

Despite the above mentioned uncertainties, a generally lower fluid temperature along the western edge of the camp could be responsible for an epithermal character of the ore from the Husky, Husky Southwest, and Silver King deposits. These deposits contained higher gold grades than other deposits of the camp. Gold occurs as electrum, in pyrite, and in arsenopyrite. Sulfide mineralogy is also different from the bulk of the more easterly mines; the main sulfide is pyrite occurring in amounts of 1 to 5%. Galena is rare and not argentiferous; instead silver occurs as microscopic crystals of native silver and argentite.

Historical Drilling and Chip Sampling

Historical drilling on the Keno property consisted of both core and percussion drill holes. Chip and sludge samples were also collected.

Historical percussion drilling drill cuttings were assayed and analysed to determine grade and contacts of mineralization. UHKM used procedures such as:

  Logging of penetration rates and drill fluid colour to assist identification of mineralized zones;
  Flushing of hole after each 4-foot sample interval to reduce “run-on” contamination; and
  Careful analysis of chip samples under binocular microscope to identify first appearance of mineralized and unmineralized lithologies.

Despite the procedures, percussion samples are considered fundamentally biased because they do not represent a continuous and regular volume of rock. Sample contamination from the percussion hole sidewalls remains a possibility despite flushing the hole between 4-foot samples.

Historical chip sampling has been established in the mining industry as a sampling procedure prone to bias. Bias in chip sampling can result from many sources but the primary bias results from a discontinuous and irregular volume of rock taken along the sampled surface. Other sources of error may result from sampler bias where only mineralized surfaces or surfaces that are easy to chip are sampled.

2006/2007 Alexco Drilling

Alexco Resource Corp. conducted surface diamond drilling programs in 2006 and 2007. The 2006 campaign, starting in July 2006 and ending in December, consisted of 42 drill holes totalling 11,180.09 m. The 2007 campaign (in progress) consists of 73 drill holes totalling 18,609 meters-to-date.

The drilling was designed to confirm and test historic reserve/resource blocks and extend known mineralization at various past producing mines within the Keno Hill district. Drilling to date has focused on the following past producing mines/prospects: Bellekeno Mine, Silver King Mine, Husky SW Mine, Husky Mine, Lucky Queen Mine, Ruby Mine, Shamrock Mine, Onek Mine, Silver King East prospect, Tic Vein, Schoolhouse Vein, RCMP/Pool Vein and Townsite Vein.

In 2006 the core diamond drilling was performed by Peak Diamond Drilling based out of Courtney, British Columbia utilizing two skid mounted drill rigs, a LF-70 drill and an EF-90 drill. Drilling was done by the wireline method using N- size equipment (NQ2). In 2007 the core diamond drilling was performed by Quest Diamond Drilling based out of Abbotsford, British Columbia utilizing four skid mounted drill rigs, two LF-70 drills and two LF-90 drills. Drilling was done by the wireline method using H-size equipment (HQ). For both campaigns the drilling was well supervised, the drill sites were clean and safe, and the work was efficiently done. Diamond drill operational safety inspections were conducted on each drill rig at various times throughout the drilling programs.

For the majority of the drill program, roads and trails constructed by previous mining and exploration programs were utilized to access drill sites. Approximately 1000 m of new access roads were constructed to reach drill sites.

Drill hole collars were located respective to UTM coordinates. Proposed drill hole collars were located using a Garmin GPS. Final and completed collars were surveyed with an Ashtech GPS utilizing post-processing software for +/- 0.1 m accuracy. Final coordinates were also recorded in the UTM coordinate system.

Drill holes ranged in length from 67 m to 600 m, averaging 259 m. Most holes were drilled on a north westerly azimuth with a declination of between 45 and 90 degrees. In most cases the drill holes were designed to intercept the mineralized zones perpendicular to the strike direction to give as close as possible a true thickness to the mineralized interval. Down hole surveys were taken approximately every 60 m (2006) or 30 m (2007) using a reflex survey tool.

Standard logging and sampling conventions were used to capture information from the drill core. The core was logged in detail using paper forms with the resulting data entered into a commercial computerized logging program either by the logging geologist or a technician. Four sets of data were captured in separate tables: Lithology and Structure, Mineralization, Alteration and Geotechnical. Any remarks were also captured. Lithology was documented by a 1 to 4 letter alpha code with additional modifiers. Structural data consisting of type of structure and measurements relative to core axis were recorded within the Lithology table. The Mineral table captured visual percentage veining (by type), sulphide (galena, sphalerite, pyrite, arsenopyrite, stibnite, chalcopyrite, freibergite and native silver), and oxide (limonite, sulphosalts and wad). Specific alteration features including silica, carbonate and FeOx alteration were also captured using a qualitative weak to strong scale. The Geotechnical table records percentage Recovery and RQD for the entire hole and fracture intensity where warranted. Specific gravity, magnetic susceptibility and point load test were performed on selected holes.

Drill core was found to be well handled and maintained. Data collection was competently done and found to be consistent from hole to hole and between different core loggers.

Historical Sampling Approach and Methodology

Information regarding historical assay procedures is limited. Available reports and documents contain only general descriptions of assay techniques and procedures. Equipment at the mine laboratory in Elsa included two atomic absorption instruments, a fire assay unit and a colourimetric wet lab. It appears only gold was fire assayed. Silver was analysed by XRF analysis with lead and zinc analysis conducted using titration methods.

QA/QC procedures described for the lab included routine submission of blanks, duplicates, and spike samples. Independent tests with outside labs are noted in documents starting in the 1980s but were not substantiated.

2006/2007 Sampling Approach and Methodology

The sampling protocol for both the 2006 and 2007 Alexco programs has been the same. The logging geologist marks the sample intervals on the core. Samples are typically 2 m in length within major rock types. Sample intervals are broken at lithologic contacts and at significant mineralization changes. Sample intervals within mineralized zones range from 0.10 m to 1 m based on consistency of mineralization. In 2006 the entire hole was sampled. In 2007 some intervals of unmineralized material were not sampled for holes in close proximity to previously entirely sampled 2006 or 2007 holes.

After logging the core is digitally photographed and sawn in half by diamond saw. Attention is paid to core orientation. One half was returned to the core box for storage at site and the other bagged for sample shipment.

The location of control samples in the sample stream is defined by the logging geologist. Control samples consist of commercial Standard Reference Material (SRM), a blank and a duplicate for each batch of samples (20 samples per batch).

Control samples are inserted when the core is sawn. The SRM is already processed to a pulp and is inserted as ~50-100 g amounts. The blank is commercially purchased “landscape rock”, either dolomite or basalt. Approximately 350 g – 1.5 kg of this material is inserted. An empty sample bag is inserted at the location of the duplicate which is prepared during sample preparation at the ALS Chemex prep facility. The duplicate consists of a coarse reject split of the preceding sample.

Sample Preparation, Analyses and Security

The sample shipment procedure for 2006 and 2007 is generally the same except where noted. Approximately 4-5 individual samples are placed in rice bags (grain sacks) for shipment. Beginning in 2007 each rice bag includes a numbered security tag. Bags are then placed on pallets and wrapped for shipping. In 2006 samples were sent to Whitehorse, YT via Kluane Transport then to the ALS Chemex facility in North Vancouver, B.C. for preparation and analysis via Manitoulin Transport. In 2007 samples are transported to the Canadian Freightways facility in Whitehorse, Yukon by Alexco personnel. Canadian Freightways then trucks the samples to the ALS Chemex facility in Terrace, B.C. for preparation. Pulverized splits are then sent to the ALS Chemex facility in North Vancouver, B.C. for analysis. ALS Chemex is a nationally certified laboratory.

Sample preparation and analyses is consistent for both the 2006 and the 2007 Alexco programs.

Sample preparation consists of initial fine crushing of the sample to better than 70% passing 2mm. A nominal 250 g split of this material is then pulverized to better than 85% passing 75 micron for analyses. Duplicate samples (see Sample Approach and Methodology) are prepared at the prep facility at this point. A second 250 g split of crushed material is taken of the preceding sample when noted.

Samples are analyzed for gold by fire assay and AAS. Silver, along with 32 additional elements including lead, zinc and copper, are initially analyzed by ICP on a four acid digestion solution. Overlimit results for silver are re-analyzed by fire assay and gravimetric finish. Lead and zinc overlimit samples are re-analyzed by either atomic absorption or titration.

Bellekeno Mineral Resource

SRK Consulting Inc. has been retained to undertake a NI 43-101 compliant resource estimate for the past producing Bellekeno mine where UKHM reported significant historical resources. Records indicate the Bellekeno mine produced 42,000 tons (38,102 tonnes) of ore averaging 42.6 ounces per ton of silver (1,461 g/tonne silver) with approximately 11% lead and 7% zinc. The mineral resource model is expected to be completed during the Fourth Quarter of calendar 2007 and together with current drilling will form the basis of a corporate decision to proceed with an underground exploration program that is considered more appropriate for further exploration and definition drilling of the deposit, and the evaluation of potential appropriate underground mining scenarios.

In March 1997, estimated remaining resources at Bellekeno were published by Keno Hill mine staff (Table 1). This estimate considers samples that were collected by underground percussion drilling, core drilling and chip sampling; silver assays were capped at 100 ounces of silver per ton (3,429 g/tonne silver). Manual polygonal estimation methods were used and, where necessary, the veins were diluted to a minimum mining width of 5 feet (1.52 m). These historical resources were classified according to the CIM Mineral Resource/Reserve Classification reporting guidelines (February 1996). Although believed to be relevant by Alexco management, these historical resources were prepared before the development of NI 43-101, and therefore should not be relied upon. Ongoing exploration work by Alexco has as an objective the validation of the historical exploration data and improvement in the delineation of the silver mineralization. It will form the basis for a new resource model to be to be prepared by SRK. and released during the Fourth Quarter of calendar 2007.

Table 1: Estimated Remaining Historical Resources* from the BELLEKENO Mine– Keno Hill Property

Resource	Resource	Resource	Ag	Ag	Au	Au	Pb	Zn	Ag Eq**	Ag Eq*
Category	Tons	Tonnes	g/tonne	oz/ton	g/tonne	oz/ton	%	%	oz/ton	Moz

Measured &	253,327	229,813	1,251	36.5	0.34	0.010	12.40	7.10	64.4	16.3
IndicatedI
Inferred	37,950	34,427	789	23.0	0.34	0.010	6.00	4.00	37.9	1.4

* Historical mineral resource estimate prepared by Keno Hill mine staff before the development of NI43-101. This historical resource estimate that is considered relevant should not be relied upon. Alexco does not consider this estimate current.

** Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.

The Company has completed sufficient analysis of the exploration program to warrant a decision to proceed with a study to examine the potential to proceed with underground exploration program designed to delineate the polymetallic mineralization better with by drilling and to evaluate underground development scenarios at the Bellekeno site located within the Keno Hill project. The Company believes that the Keno Hill project has now become one of the Company’s material projects and thus has engaged SRK Consulting Inc. to prepare a NI 43-101 compliant resource estimate and a NI 43-101 compliant report which are anticipated to be completed within the next 45 days

Conclusions and Proposed Future Exploration

Bellekeno will continue to be the main area of exploration interest at Keno Hill in the near term. Applicable permits needed to begin the excavation of an exploration adit will be submitted as required. Once the new openings have advanced to a point where underground diamond drilling can commence, additional holes will be targeted on the Bellekeno veins to more fully trace their extent and content.

The Onek vein will receive increased surface drilling during the remainder of the 2007 season and, more than likely, next year. The goal will be to obtain enough information to produce a resource estimate and determine possible economics.

Husky SW will be tested at depth possibly late in 2007, weather permitting. A resource estimate may also be prepared based on the drilling to date.

Several additional targets may be tested by drilling next year in the Husky SW to Silver King trend including targets based on geophysical surveys and inferred structures.

The district contains numerous additional areas of favorable geology which will be evaluated and drilled as priorities allow.

References

Cathro, R.J. (2006) The History and Geology of the Keno Hill Silver Camp, Yukon Territory, Geoscience Canada, v. 33, No. 3, 103 – 134

Murphy, D. C. (1997) Geology of the McQueston River Region, Northern McQueston and Mayo Map Areas, Yukon Territory (115P/14, 15, 16l 105M/13, 14), Exploration and Geological Services Division, Yukon, Indian and Northern Affairs Canada, Bulletin 6, 122 p.

Roots, C.F. (1997) Geology of the Mayo Map Area, Yukon Territory (105M), Geological Survey of Canada, Bulletin 7, 82 p.

Brewery Creek Property

Effective September 16, 2005, the Company granted a back-in right to NovaGold Canada to acquire a 70% interest in the sulphide project and a 30% interest in the oxide project with respect to the Brewery Creek property. See "General Development of the Business – Three Year History and Significant Acquisitions".

The Brewery Creek property is subject to two underlying royalty agreements, as follows:

(a)

A royalty agreement with Hemlo Gold Mines Inc. (now Newmont Mining Corporation), requiring the owner of the Brewery Creek mine to pay a "sliding scale" royalty on the first 300,000 ounces of production from the Brewery Creek property. The royalty is payable on quarterly gold production on the basis of (i) $10 per ounce if the average gold price for the quarter is less than $350 per ounce, (ii) $20 per ounce if the average gold price for the quarter is between $350 and $400 per ounce, (iii) $30 per ounce if the average gold price for the quarter is between $400 and $450 per ounce, and (iv) $40 per ounce if the average gold price for the quarter is greater than $400 per ounce. As of the cessation of gold production at Brewery Creek, royalties under this agreement had already been paid on 278,484 ounces of gold production.

(b)

A royalty agreement with Total Erickson Resources, Ltd. and Energold Minerals, Inc. requiring the owner of the Brewery Creek mine to pay a 5% net profits royalty (after recapture of pre-production expenditures) on profits from gold production at Brewery Creek.

The Company had an asset retirement obligation of $1.0 million at June 30, 2007 at the Brewery Creek property, based on the estimated cash flows required to settle any abandonment and site restoration obligations relating to the Company's mining properties at the end of their useful lives. The asset retirement obligation was arrived at by the Company with the benefit of independent engineering and financial advice. The Company on an annual basis retains an independent engineering firm to review and opine on the remaining outstanding reclamation liability at Brewery Creek. The cost obligation to offset the liability is estimated using government published rates and schedules. Most of the payments to settle the obligations will occur on an ongoing basis over the lives of the related assets estimated to be for a period of up to 12 years. Undiscounted cash flows are estimated at $1,008,000. Cash flows have been discounted at 4% for the purposes of determining the asset retirement obligation and were recorded as a part of the Brewery Creek acquisition.

All of the substantive reclamation work on the Brewery Creek property has been completed as per the conditions outlined in the Company's approved reclamation and closure plan. Final reclamation of the process solution ponds and the single remaining mine building will be completed once these facilities are no longer required and appropriate regulatory authorizations have been secured for their removal. Monitoring and terrestrial maintenance activities at the mine continue as per the schedule outlined in the Company's Water Use and Quartz Mining Licenses.

Qualifying Report

An independent qualifying report (the "Brewery Creek Report") on the Brewery Creek property entitled "Brewery Creek Gold Project, Yukon Territory, Canada" has been authored by Ronald G. Simpson, P. Geo. (the "Brewery Creek Report Author") of GeoSim Services Inc. dated November 4, 2005. The Brewery Creek Report is available for review under the Company's profile on the SEDAR database at www.sedar.com.

The following disclosure relating to the Brewery Creek property has been derived from the Brewery Creek Report.

Property Description and Location

The Brewery Creek property and mine site are located 55 kilometres due east of Dawson City, Yukon on NTS map sheet 116B-1 at latitude 64°02' N and longitude 138°15' W. The property covers an area of approximately 9 x 17 kilometres or 12,772 hectares, consisting of 801 mineral quartz claims and fractions held under the provisions of the Yukon Quartz Mining Act. 93 claims are legally surveyed and have been converted to "Quartz Mining Leases", covering mine facilities, pits, waste dumps and adjacent drill indicated deposits including the Bohemian, West Big Rock, East Big Rock and South Fosters zones. 76 of the mining leases expire on May 21, 2016, seven expire on May 24, 2018 and ten expire on August 24, 2019.

The Brewery Creek mine is authorized under a Type A Water License (Water License) to obtain and use up to 2,724 cubic meters of water per day from Laura Creek (a tributary of the South Klondike River), and to deposit waste, as defined in Viceroy's water license application, into the catchment basins of Laura, Lucky and Pacific Creeks. The expiry date of the Water License, which is subject to the restrictions and conditions contained in the Yukon Waters Act and the Regulations made thereunder, is December 31, 2021. The Brewery Creek mine has a production license for the production of minerals pursuant to the Yukon Quartz Mining Act. The expiry date of the production license is December 31, 2021.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Road access from Dawson City is 40 kilometres east on the paved Klondike Highway; seven kilometres north on the all-weather gravel Dempster Highway; then eastward for 20 kilometres on the upgraded North Fork Road to the southwestern edge of the property; and finally another six kilometres to the mine site on a company road. There are two river crossings on the 20 kilometre stretch of the upgraded North Fork Road. The first, across the North Klondike River, and the second, across Lee Creek, have bridges with weight limits of > 50,000 kg.

Dawson City, the principal settlement in the region, has a population of almost 2,000. From Dawson City there is regular air service and a paved highway to Whitehorse and points south.

The property is located in the foothills of the Olgivie Mountains, with elevations ranging between 540 and 1225 metres above sea level. Despite low elevations, relief on the property is moderately steep, characterised by V-shaped valleys cutting a gently rolling upland rising from the Tintina Valley.

The climate is semi arid, typical of northern interior regions, with most precipitation occurring in the summer. Temperatures are variable and extreme, with warm summers averaging 15-20° C and maximum temperatures reaching greater than 30° C. Winters are prolonged (November through March) and sometimes severe, reaching extreme minimum temperatures between -40 and -50° C. Average annual precipitation is 325 millimetres. The annual frost free period at Brewery creek is 111 days.

Infrastructure at the mine site has been scaled back with reclamation activities and consists of a permanent heap leach pad, process and overflow ponds, an exploration office complex with core and RC chip tray storage and a warehouse/office structure.

History

The initial claims were staked by Noranda Exploration Company Limited ("Norex") in 1987 to cover a reconnaissance geochemical anomaly. Further claims were staked in subsequent years to cover possible extensions of gold mineralization. In June 1990, Loki Gold Corporation ("Loki") entered into an option agreement with Norex and earned a 49% interest in the property by August 1991. In June, 1993, the remaining 51% interest was purchased, giving Loki sole ownership of the property. In 1994, the core claims covering the deposit areas, mine facilities and heap leach pad area were surveyed and taken to lease. In May 1996, Loki amalgamated with Baja Gold Inc. to form a new company under the name VLB Resource Corporation and became a wholly-owned subsidiary of Viceroy Resource Corporation. VLB Resource Corporation changed its name to Viceroy Minerals Corporation and later to Quest Mortgage Corp. (Viceroy).

Mineable oxide reserves were defined in eight near surface deposits along a strike length of 7 km. From west to east, the deposits were named Pacific, Blue, Moosehead, Canadian, Fosters, Kokanee, Golden and Lucky Zones. Construction of the mine started in 1995 and was completed in 1996.

A total of 279,541 ounces of gold were produced at Brewery Creek from 1996 through 2002. During 1997, a total of 72,387 ounces of gold were produced at a cash cost of US$184 per ounce. In 1998, production totalled 79,396 ounces at a cash cost of US$177 per ounce. Production in 1999 fell to 48,164 ounces while operating costs rose to a cash cost of US$288 per ounce. Viceroy suspended seasonal mining operations earlier than planned and hired an independent consulting company to study recovery processes in an effort to improve recoveries. The company also conducted extensive exploration on the mine site to identify additional reserves. In 2000, Viceroy concentrated on selectively mining those ore bodies which were most oxidized and contained the highest grade. Production in 2000 fell to 48,048 ounces of gold at a cash operating cost of US$243 per ounce. Mining ceased at Brewery Creek in 2001, but heap leaching continued with production of 18,542 ounces of gold at a cash operating cost of US$222 per ounce.

During 2002, Viceroy undertook and completed approximately 50% of the mine area reclamation related to re-contouring and re-vegetation of pits and dumps. A heap detoxification program was initiated bringing cyanide and metal levels of heap effluent to water licence discharge levels, excluding selenium, by September 2002. An amendment to the water licence was approved by government regulatory agencies, allowing land application of heap effluent of no more than 200,000 cubic metres per year. Re-circulation of effluent to the heap ceased in October 2002, excluding 450 litres/min that was applied to the heap over the winter (2002/2003) for snow making purposes. A final closure and decommissioning plan was prepared and submitted as required, to the regulatory agencies, and the primary elements of the plan adopted as water license amendments granted in April 2005.

Five near surface, drill indicated and inferred deposits remain outside of the mined areas. These deposits include the South Fosters Zone (immediately adjacent to the Canadian Pit), Bohemian Zone (500 metres east of the Lucky Pit), West and East Big Rock Zones (0.5 to 2 kilometres west of the Pacific Pit) and North Slope Zone (1 kilometre NW of the Kokanee Zone).

Recent structural mapping in 2002 by R. Diment and in 2003 by R. Diment and P. Lindberg has developed a more regionally consistent and comprehensive structural model that offers potential to define a higher grade, multi-million ounce, sulphide feeder source to the near surface oxide mineralization. This concept was partially tested by diamond drilling in 2004 at the Blue Pit. No significant new gold mineralization was encountered.

Preliminary exploration work and metallurgical testing was also carried out by R. Diment on assessing the potential resource of bedded barite on the property and whether it meets approved petroleum industry standards for drilling additives.

Geologic Setting

Regional Geology

The Brewery Creek property is located within the foothills of the Ogilvie Mountains along the northeastern boundary of the Tintina Trench. The Tintina Trench forms a 15 kilometre wide erosional valley that delineates the Mesozoic to Tertiary Tintina Fault, which is now obscured by extensive unconsolidated deposits that fill the Klondike River Valley. The fault juxtaposes Selwyn Basin stratigraphy on the northeast and the accreted terranes of the Canadian Cordillera on the southwest.

Selwyn Basin rocks northeast of the Tintina Trench have been polydeformed and imbricated by the Jura-Cretaceous Dawson, Tombstone and Robert Service Thrusts (Murphy, Heon 1994). The Robert Service Thrust, extending from the Dempster Highway east-southeast through the Mayo map area, carries the bulk of Selwyn Basin rocks, including those of the Brewery Creek property, in its hanging wall. The hanging wall stratigraphy includes thick sequences of Lower Proterozoic Hyland Group, Cambrian-Ordovician Road River Group and Devonian-Mississippian Earn Group sediments.

Local and Property Geology

Supracrustal rocks within the property boundary are composed of Rabbitkettle Formation (Cambrian-Ordovician) calcareous phyllite overlain by Road River Group (Ordovician-Silurian) volcanics and off-shelf sediments and Earn Group (Lower Devonian) siliclastics. Throughout most of the property, Cretaceous monzonite and quartz monzonite intrudes Earn Group and Road River Group stratigraphy as a series of semi-conformable sills along a 15 km strike length. Cretaceous (91 Ma), Tombstone Suite biotite monzonite and syenite stock-like bodies occur locally in the south-central part of the property. Sill emplacement is primarily controlled by a tectonized, graphitic argillite at the contact between the Earn and Road River Groups. This contact is also the locus of NNE-directed thrust faulting that has placed thin sequences (<150 metres) of Silurian siltstone against Devonian siliclastics. The age of thrusting is probably related to the earliest Cretaceous movement on the Tombstone Thrust.

The deformation history is complex consisting of four distinct folding events, three of which are recognized regionally in similar rocks to the ESE. Brittle faults, related the fourth and youngest deformation event, control the bulk of known gold mineralization within the Cretaceous sills and lesser Earn and Road River Group sediments.

Deposit Type

The Brewery Creek deposit exhibits characteristics of both intrusion-related and epithermal/Carlin type deposits. It is generally considered to be an alkalic intrusion-associated, gold deposit as most of the mineralization is concentrated within or proximal to the monzonites. Geological, geochemical, petrographic and fluid inclusion data indicates that original sill emplacement, first stage alteration and associated mineralization occurred at a relatively low temperature and high level within the crust. However, the presence of wispy-textured quartz veinlets, related to later shear zone deformation, indicates deposition at moderate to deep levels (Dunne, 1995), a common characteristic of Carlin-type deposits (Poulsen, 1996).

The reserves delineated to date consist of fracture-controlled quartz stockwork in siliclastic and intrusive rocks; however, the presence of local decalcification and silica replacement in the calcareous Steel Formation suggests that a Carlin Type model may be appropriate at Brewery Creek.

Mineralization

Gold mineralization at Brewery Creek is fracture controlled, primarily confined to hanging wall siliclastic strata, intrusive rocks and calcareous sediments along listric normal faults. Eighty-five percent of the reserves were hosted by Cretaceous quartz monzonite sills while the remainder was contained within brittle-deformed coarse clastic sediments of the Devonian Earn Group. Furthermore, newly discovered mineralization within Silurian calcareous siltstone and sheeted quartz veinlet systems within larger Cretaceous monzonite and syenite stocks increases the potential for defining economic "Carlin" and "Fort Knox" type deposits.

Typically, the reserve deposits delineated to date average 1 to 2 gpt Au with individual assays varying from trace to greater than 30 gpt Au.

Intrusive hosted mineralization is intimately associated with pervasive phyllic and locally intense argillic alteration and the introduction of secondary quartz with fine pyrite and arsenopyrite. These silicified areas host some of the highest-grade gold mineralization on the property with values up to 16 gpt Au / 6 metres, and 11.24 gpt Au over 10 metres in drilling and 2.07 gpt Au over 50 metres in trenching. However, high gold values are also associated with intense fracturing and weak silicification, suggesting that the more subtle and passive hairline stockworking is the main mineralizing event.

Stibnite veins (<1 metre) are common within the mineralized zones but rarely contain any significant gold values. Silicified intrusive clasts within these veins imply that the stibnite may represent a later hydrothermal event that occupied the same structures as the gold mineralizing event.

Extensive oxidation persists to a depth of 50 metres from surface. The most common oxidation minerals are goethite after pyrite, scorodite after arsenopyrite, and antimony ochre and kermesite after stibnite.

At Brewery Creek, the monzonite is grossly divided into the following variants; altered quartz monzonite (AQM) and limonitic altered quartz monzonite (LAQM). The AQM represents the sulfide or hypogene zone, where sulphides typically remain unoxidized. LAQM represents rock in which oxidation is complete.

Sediment hosted mineralization in Earn Group siliclastic rocks is confined to the Pacific, Blue and Moosehead Zones. Oxidation is less extensive than in the intrusive rocks, limited to a depth of 25 metres from surface. Gold appears more closely associated with arsenopyrite than is apparent elsewhere; however, this may be more a result of better preservation of the sulphides in the typically less oxidized sediments. All lithologies host gold mineralization; however, shale, siltstone and sandstone host higher gold values than greywacke and chert pebble conglomerate. This is likely due to the increased primary porosity in the thinly bedded, fine-grained sediments. Where structural controls are strongest, the host rock lithology becomes less significant.

In the North Slope zone, fracture-controlled gold mineralization occurs in narrow zones within Silurian Road River Group sediments. The Steel Formation, a calcareous and pyritic siltstone, exhibits local decalcification and replacement: these are typical characteristics of Carlin-type mineralization.

Mineralized Steel Formation siltstone also occurs in the North Schooner Zone, 0.5 to 2 kilometres east of the Bohemian Zone, where drilling has returned intersections of 3.04 gpt Au over 10 metres and trenching has returned gold values of 1.32 gpt Au over 17.7 metres.

In the South Schooner Zone (23400E/17600N) fracture-controlled mineralization is associated with chalcedonic quartz stockwork zones in sericitized Steel Formation siltstone. Drilling has returned significant but erratic intercepts up to 12.8 gpt Au over 2 metres and 2.44 gpt Au over 8 metres.

Exploration

Exploration surveys conducted at Brewery Creek between 1988 and 1999 included geological mapping, extensive grid soil sampling, ground and airborne geophysical studies and extensive, mechanized surface trenching. Due to the lack of recent glaciation and nominal overburden cover, soil sampling followed by systematic trenching proved to be the most useful tools in defining the geological and structural controls to gold mineralization.

Exploration work in 2004 by SpectrumGold Inc. included camp building, line cutting, road construction, Induced Polarization geophysical surveys and diamond drilling. The program was terminated prematurely due to safety issues related to an on site forest fire.

Geologic Mapping

Due to less than 1% outcrop on the property geological mapping was restricted primarily to trench and road cut exposures. Soil pit mapping was also utilized outboard from main exploration zones to develop a coherent and regionally consistent geology map.

Detailed structural mapping was carried out in 2002 and 2003. The purpose of the study was "to develop a temporal ore genesis model for the Brewery Creek Deposit to help focus future exploration drilling in assessing the potential for higher grade sulphide resources". Several conclusions were reached including:

  The northern half of the entire Reserve ore trend appears to have been shifted left-laterally relative to the southern half; and

  Mineralization is intimately associated with these left-lateral wrench faults that strike both NW and NE.

Soil Sampling Surveys

Soil geochemistry has been an important exploration tool at Brewery Creek. Gold-in-soil anomalies strongly define all the ore zones and exploration targets discovered. To date, greater than 24,000 soil samples have been collected.

The hydrothermal system at Brewery Creek is anomalous in gold, arsenic, antimony and mercury. Enriched zinc and lead values are characteristic of Earn Group sediments. Silver is weakly anomalous and erratic; it is associated with zinc in the sediments and gold in the epithermal system.

Between 1988 and 1992, more than 8,000 soil samples were collected.

Between 1994 and 1996, more than 10,500 soil samples were collected across previously sampled portions of the exploration grid. Anomalies were extended south of the Classic zone and west of the Big Rock zones.

In 1997, approximately 6,000 soil samples were collected to better define anomalous trends in the South Canadian zone.

Geophysics

Geophysical surveys consisted of ground magnetometer and IP surveys conducted between 1989 and 1992 by Norex. In 1998, an airborne magnetometer and radiometric survey was also conducted covering the entire property.

Although the airborne and ground magnetometer surveys were useful in delineating Tombstone Suite intrusive centres and their adjacent hornfelsed areoles, mineralized zones typically lie outboard or flanked these magnetic anomalies. The oxidized, auriferous sills that make up most of the Reserve Trend deposits exhibited a relatively flat magnetic response.

Results of a twenty-eight kilometre IP geophysical survey in 2004 clearly defined two chargeability domains (west-high and east-low) that are separated by a major northwest trending fault. The trace of this structure passes from the Classic Zone to just west of the Pacific production pit. A strong magnetic-high is coincident with the high chargeability anomaly.

Trenching

Due to the lack of outcrop and weathered, unglaciated terrain, mechanized systematic trenching of soil anomalies proved to be a very useful tool in defining geological and structural controls to gold mineralization and defining drill targets. A total of 318 trenches with at cumulative length of 42,298.8 metres were excavated on the property between 1989 and 1999.

Drilling

Reverse Circulation and Rotary Drilling

A total of 2,310 reverse circulation holes have been drilled since 1989, amounting to 126,112.2 metres. Average and maximum depth of drilling was 24 m and 45 m, respectively.

An additional 110 rotary drill holes were completed using the mine blast hole drill in 1999 and 2000.

Core Drilling

A total of 127 core holes (9,664.5 metres) have been drilled since 1989. RC drilling became the chief type of definition drilling from 1990 onward. Core drilling post 1989 was restricted to geotechnical drilling for pit wall stability, deeper sulphide drilling, and twinning significant RC hole intercepts for grade and thickness comparisons.

2004 Drilling

Core drilling was resumed in 2004 by SpectrumGold Inc (now, NovaGold Canada). Unfortunately, the proposed program could not be completed due to forest fires in the vicinity.

Diamond drilling in 2004 tested targets at Blue, Blue East and South Pacific. At Blue, holes BC04-118 and BC04-119 were collared on the pit high wall and targeted steep north dipping, high grade gold bearing structures at depth. Significant historic drill hole values in the Blue Pit area include 16.0 metres of 9.0 g/t Au (RC94-873) and 12.0 metres of 14.0 g/t Au (RC94-856). Both holes intersected long intercepts of altered quartz monzonite. No significant gold mineralization (all values <0.5 g/t Au) was intersected in either of these two test holes.

Despite the lack of significant gold intercepts, results from the 2004 drilling are regarded as positive for the following reasons:

  Lithology and alteration were favourable;

  Anomalous arsenic, antimony and mercury values were encountered in all holes; and

  Spectral analysis of clay minerals in drill core indicates favourable environments for gold deposition.

Sampling Method and Approach

Sampling at Brewery Creek involved RC drilling, diamond drilling, mechanized surface trenching and soil sampling.

RC Drilling

RC drilling was conducted using down hole hammer bits and drilling was conducted dry when ever possible to limit down hole contamination. The mine blast-hole drill was also used in 1999 and 2000 for infill definition purposes.

Samples were collected over two metre intervals. Sample material was fed into a cyclone and then dropped into a splitter. A 12.5 % split was collected in 12" x 20" plastic sample bags and used for assay purposes. All sample bags were sealed with tamper resistant ties immediately after the sample was collected.

The MRDI audit inspected sample weights from 1997 and 1998 drilling and found that they represented an acceptable range in recovery (minimum recoveries were calculated at 59%). Entire weights from 1991 drilling were found to be low relative to industry standards, averaging between 20-75%. However, the Company believes this recovery to be underestimated by approximately 20%.

Core Drilling

Core was washed and marked out into two meter sampling intervals or smaller (sample intervals are broken at lithologic contacts and around alteration and structural zones). Core recovery and rock quality data (RQD) were recorded. The core was logged and photographed. The core is then split longitudinally in half using a diamond rock saw or knife. MRDI audit concluded that although recoveries were low in early drilling campaigns in 1989 and 1990 recoveries in all later drilling campaigns were within industry standards. The results from the twinned hole comparison with RC holes showed no significant correlation between recovery in the core hole and grade difference between twinned holes (Huska, 1992).

In 2004 a competent mud program was implemented to improve on core recoveries. Holes were all started with HQ core and when ground conditions deteriorated were reduced to NQ. Overall recoveries ranged from a low of 62% to a high of 88%.

Trench Sampling

Systematic two metre continuous chip samples were taken along the bottom of a trench wall or outcrop face. Sample intervals were broken at lithologic contacts and around major alteration and structural zones to determine controls and relative distribution of gold mineralization. The two metre sample interval is considered acceptable since significant gold mineralization is typically controlled by fracture stockwork zones and local breccias in both intrusives and sediments ranging from 2-50 metres thick. Trenches were excavated at least 1.5 metres into bedrock to prevent any surface contamination. Panel or random chip samples are discouraged, as sampling bias is more likely to be introduced. If geology or structure is gently dipping or flat lying vertical, continuous chip samples are also taken in order to provide true mineralized widths as much as possible. Sample intervals were marked off with a tight chain and labelled in the field with metal tags affixed to wooden stakes. A strip log documenting the geology, alteration, and structural measurements were recorded.

Soil Sampling

Soil sampling consists of "B-Horizon" samples taken below the A-2 organic layer, and below the layer of White River Ash (a recent volcanic event which laid down a thin veneer of volcanic ash over south central Yukon). If a "B-Horizon" sample is unavailable, "A-Horizon", and possibly "C-Horizon" samples are taken, and the respective horizon is recorded. It is felt that sampling these horizons is preferable to not sampling the station. Other soil characteristics which are noted include depth of sample, horizon development, slope angle and direction, organic content, vegetation and surficial and rock chip geology.

Sample Preparation, Analyses and Security

Sample preparation and analytical techniques for trench, RC, RD and core drill samples were conducted by a variety of laboratories from 1989 through 2000 and are tabulated below.

Summary of Brewery Creek Sample Preparation and Analytical

Techniques for Trenches and Drill Holes

Year	Laboratory	Sample Preparation	Au Analytical
Technique
1989	Norex Lab, Vancouver lab	12.5 % split from drill crushed, unspecified split pulverized to minus 200 mesh	Atomic Absorption in hot aqua regia digestion of 10 grams
1990	ACME Laboratories, Vancouver	12.5% drill split crushed and split, 250- 300 grams pulverized	Atomic Absorption in hot aqua regia digestion

1991, 92	ACME Laboratories, Vancouver (analysis) Northern Analytical Laboratories, Whitehorse (sample prep)	12.5% drill split crushed and split to - 1/4 inch, 250-300 grams pulverized	Atomic Absorption in hot aqua regia digestion
1993-1995	Terramin Research Laboratories, Calgary (analysis and pulverization) Onsite Loki Gold prep lab (crushing and splitting)	12.5% drill split crushed to -1/4 inch with jaw crusher by Loki personnel on site. 500 gram sample shipped to Terramin for Pulv and analysis.	30 gram fire assay with atomic absorption finish
1996-2000	Brewery Creek Mine Lab (crush, pulverize, analysis) Chemex Laboratories, (pulverize, analysis)	drill splits crushed to - 1/4 inch (mine lab), 500 gram split pulverized to -150 mesh	30 gram fire assay with atomic absorption finish
2004	ALS Chemex Labs (crush, pulverize, analysis	See above	30 gram fire assay with atomic absorption finish

Data Verification

MRDI conducted a comprehensive resource and reserve audit in 1998, including verification and accuracy of the geological and analytical database. Approximately 3.3% of the total number of assays (n=62,167) had corresponding outside check assays which showed good agreement with the original assays. Results from a single batch of check assays from Chemex Laboratories in Vancouver assays (n=42) in 1998 averaged 42% higher than the original Mine assay laboratory. Subsequent re-assaying, including an additional outside laboratory verified that the check assays were contaminated during preparation and analysis at Chemex. Later 1998 drill hole samples produced an acceptable correlation between Chemex and Brewery Creek laboratory assays. Gold values used in resource estimations were the lower and more accurate assays produced by the Brewery Creek laboratory, thus resource estimations were not materially affected.

Subsequent to the MRDI audit more rigorous check assay procedures, involving up to 12 outside laboratories, were put in place.

Cyclicity tests were also performed on 2,260 RC holes to test for down hole contamination. Only 0.9% of holes (20 holes) failed the test which is within industry standards.

Mineral Processing and Metallurgical Testing

Mineral Processing Facilities

The Brewery Creek mine process facility consisted of a large permanent heap leach pad, and adsorption, desorption and gold recovery ("ADR") plant, process and overflow ponds and ancillary facilities. The ADR plant was removed in 2004.

The leach pad is divided into 7 cells, each nominally 83 metres wide and 462 metres long. Each cell can accommodate approximately 1,500,000 tonnes of ore. The cells are separated by earthfill dividers, approximately one metre high.

Solution ponds are required to store both operating solutions and the rainfall/snowmelt from the pad area. In the unlikely event that the solution volumes exceed the maximum design criteria, a permitted effluent treatment plant and land application system has been constructed. The systems allows for the treatment and release of excess process solution of up to 200,000 cubic metres per year. Given sound solution management and the normal operational controls, the probability of an overflow is considered to be remote.

Projected vs Actual Gold Recoveries of Heap Leach Pad

Prior to mine production, metallurgical testing was conducted by Lakefield Research of Lakefield Ontario and by Kappes Cassiday & Associates (KCA) of Sparks, Nevada. KCA conducted 13 column leach tests and 207 bottle rolls on samples of drill core and material obtained from surface bulk trenches. This material was crushed to-50mm, screened, or leached as run-of-mine material. Tests by Lakefield Research, including specific gravity determinations, SAG mill grinding and Bond Work Index calculations, all of which were conducted on samples of drill core and surface trench samples.

Results from the testwork indicated that run of mine material was amenable to heap leaching with an overall weighted average recovery of 88%. Crushing tests indicated a potential increase of only 2-4 % that would also require additional costs of agglomeration. Overall heap recovery was projected at 78% after allowances for preg robbing graphitic argillite (2%), coarse ore (2%) and transition/sulphide ore (6%) were subtracted. Rate of recovery was predicted at 80% over a 100 day leach period.

A total of 9,458,000 tonnes of ore at an average grade of 1.534 gpt Au (466,550 ounces.) have been placed on the heap from 1996 through to 2000. Total gold recovered as of December 2002, is 279,541 ounces, indicating a current heap recovery of 60%. The 18% reduction in recovery and longer recovery rates can be explained by comparing sample type and test results from 18 column tests and over 2000 bottle rolls collected during mining operations and comparing them to the sample type and test results used for the feasibility study.

	Feasibility Data	Current Data
Weighted average of LAQM column leach tests:	88%	72%
Less allowance for coarse ore and heap scale-up:	-2%	-2%
Less allowance for preg robbing material:	-2%	-0%
Projected recovery for oxide ore:	84%	70%
Less provision for transitional ore:	-6%	-6%
Projected weighted recovery from the heap:	78%	64%

In retrospect, when comparing the current global recovery estimate of approximately 64% (using the feasibility methodology) for all of the ore currently on the leach pad to the original estimate of 78%, the largest variance is in the initial LAQM recovery starting point. The average recovery shown of 72% is for all of the columns conducted since commencement of operations (total of 18) on core and trench samples at various depths (ranging from surface to 60 metres) and deposits. Column tests used in the feasibility study were from surface trenches (0-8 metres). The LAQM recovery indicates a much lower oxide global recovery than samples at the surface.

In general, the methodology used for determining a global heap leach recovery in the feasibility report was acceptable but the selection of the samples used in the column leach tests created an overestimation of the LAQM ore type by projecting the surface recoveries through depth for all of the deposits.

The current recovery model is based on the results of over 2,000 additional bottle roll tests, additional column leach tests, actual heap performance and a comprehensive metallurgical review conducted by MRDI in 1999 and 2000. The model depends less on column leach tests and more on bottle roll tests and preg robbing shake tests.

By incorporating the new recovery model against the remaining resources, the ultimate recovery of all future ore reserves is estimated at 65%.

Mineral Resource and Mineral Reserve Estimates

Density

A review of bulk density measurements was undertaken by MRDI (Resource and Reserve Audit, 1999). MRDI located bulk density data relating to 217 samples collected in most mineral zones and comprising the major rock types as follows.

Summary of density measurements

Rock Type	Number of measurements	MRDI Average	Assigned to Model
LAQM/LQM	91	2.43	2.40
QM / AQM	20	2.62	2.50
Argillite	15	2.61	2.40
Other sediments	23	2.53	2.40

Block Modeling

Most of the gold deposits at Brewery Creek were modelled using SURPAC software. Block models were created for each zone with a block size of 5 x 5 x 6 metres. Data used for the model were mainly 6-metre bench composites of assay intervals from diamond and reverse circulation drill holes. Trench data was not used for block model estimation since the grades were not considered to be as representative and unbiased as the drill data. Data from one trench was used in a sectional resource estimated for the North Slope zone which has now been classified as ‘inferred’.

Eight of the mineral zones at Brewery Creek have been mined out and four zones have block model resource estimates but were not mined. Two zones, North Slope and Classic, had preliminary, "hand-calculated" sectional resource estimations but only the former contained significant mineralization above a cutoff grade of 0.5 gpt Au. Several other zones did not have sufficient drilling to estimate a resource.

Blocks were interpolated using Inverse Distance to the fourth power (ID4) in which the weight of each composite is inversely proportional to its distance to the centre of the block. This method was chosen after experimental block models using inverse distance powers of 2-5 and Kriging were compared to blast hole results and actual mined blocks.

Only composites located inside the mineralized zone were used to estimate block grades. Anisotropic search ellipses were developed and oriented parallel to the strike and dip of the sills. No significant geostatistical analysis was carried out and search parameters were based primarily on zone geometry.

Grade capping was done on assays at selected zones according to recommendations made by MDA (Feb. 1998). In the most recent estimates of unmined zones, capping was only carried out for the Bohemian deposit (capped at 8 gpt Au).

Following initial grade interpolation, an estimated recoverable gold grade was calculated based on bottle roll tests from each zone and recoveries from actual mining operations. This recovery factor was calculated based on a combination of depth from surface (oxidation level) and rock type.

In 1999 MRDI carried out an extensive audit on the Brewery Creek reserves and resources. They recommended several changes to the procedures, most of which were adopted, at least partially. The main exception was in resource classification where a measured category was never estimated but simply combined with the indicated material. Changes made to the estimation procedure were as follows:

  Minimum composites required to estimate a block increased from 2 to 3 (4 were recommended)

  Search ellipse orientations were revised

  Trench assays composites were not used (formerly used in Bohemian zone)

Recommendations that were not followed include restricting the number of composites from a single drill hole but until very recently this option was not available in SURPAC.

Sectional Modeling

In 1997, a hand-calculated, sectional resource was estimated for the North Slope zone. A total of eight cross-sections with geology and gold assay values were cut through the North Slope zone. These sections were interpreted as to geological framework, and mineralized zones above the cutoff were drawn. Subsequently, the mineralized zones were broken down into polygons based on distance from data and the areas of the polygons were measured.

The cross-sectional polygons were assumed to project half way to the adjacent sections. Because of the relatively early stage of exploration at the North Slope zone, the distance between sections is as much as 120 metres.

The cutoff grade used for composite creation was 0.5 grams/tonne Au, over a minimum length of 4 metres. Two consecutive meters of internal waste were permitted if the overall grade of added material exceeded the basic 0.5 gpt Au cutoff. On occasion, where a very high grade (>10 gpt Au) sample was present, additional material below cutoff may have been added to make a mineable thickness.

Because of the geological resource nature of this calculation, there was no attempt to correlate ore zones between sections. Mineralization was projected 25 metre outward beyond the first and last sections.

Grades for the polygons were taken directly from the nearest drill hole composite. If a polygon were positioned midway between two drill holes, it received a grade which was the mean of the two drill hole intercepts.

If the drill hole or trench intercept ended in material above the cutoff grade, this information was used to draw the polygon, but no grade was extrapolated to an area. Exceptions occurred if the indicated interval was of 4 metres or more and continuity looked geologically reasonable.

In light of industry standards currently established for mineral resource estimation, this resource has all been included into the 'inferred' category mainly due to the wide drill spacing and lack of correlation between sections.

The majority of the geological resource of the North Slope Zone is hosted within very weakly oxidized material. Bottle roll tests conducted on samples from the 1997 RC drilling program showed no apparent relationship between gold recovery and depth from surface, although the best recoveries were always within the top 30 metres. Recoveries ranged from 2% to 75% with an average recovery of 23%.

Classification

The Brewery Creek mine classified its resources on the basis on nominal drill-hole spacing. Resources were considered to be ‘measured and indicated’ if drilled on a 25-metre by 25 metre spacing. In the MRDI 1999 audit, it was stated that "this is acceptable industry practice, but should be supported by search parameters (minimum distance to composites and minimum number of composites) that are determined by variography".

The most recent resource estimations used a minimum of 3 composites to estimate a block and the number of composites used and distance to the nearest composite were recorded for each block. Due to the fairly tight drill spacing, most blocks within the zone constraints were within 25 metres of at least one composite. The one exception was the Bohemian zone where about 12.8% of the resource tonnes were contained in blocks that were greater than 25 metres from the closest composite but less than 1% in blocks that were more than 40 metres distant.

Since parameters for a ‘measured’ category were never defined for the block models, the current resources are all assigned to the ‘indicated’ or ‘inferred’ category. The following tables show the current mineral resources at a cutoff grade of 0.5 gpt Au:

Brewery Creek Indicated Resources

Zone	Tonnes > Cutoff	Grade gpt/ Au	Recov. Grade gpt Au	Total In-situ oz	Estimated Recov. oz
W.Big Rock	815,800	1.133	0.764	29,700	20,000
E.Big Rock	1,017,400	0.907	0.577	29,700	19,000
Bohemian	1,180,900	1.126	0.702	42,800	27,000
Lower Fosters	961,900	1.387	0.576	42,900	18,000
Total*	3,975,900	1.135	0.652	145,000	83,000
* rounding of values accounts for minor discrepancies in totals

North Slope Inferred Resource

Zone	Tonnes >= Cutoff	Grade gpt Au	Total oz
North Slope	2,214,000	2.01	143,000

Recovery factors were not estimated for the North Slope zone due to lack of data at the time of the study. More recent bottle roll tests on 9 samples from the 1997 RC drill program yielded recoveries ranging from 2% to 75% with an average recovery of 23%.

As part of their 1999 audit, MRDI conducted a bias check on each of the deposits to verify if the resource model grades were statistically unbiased with respect to the composite grades. It was concluded that there was no apparent bias between declustered composite grades and the estimated block grades on a bench by bench basis. Composite and block grades within the mineralized zone located inside the pit shells reconciled particularly well.

Interpretation and Conclusions

According to the Brewery Creek Report Author, the current data and information are adequate for the assumptions, conclusions and recommendations included in the Brewery Creek Report. Although the mine is currently in a reclamation and closure phase, geological and structural mapping in 2002 and 2003 has developed a more regionally consistent structural model that offers potential for the discovery of additional oxide and higher grade sulphide deposits. Drilling to date has been inadequate in assessing this potential. Comprehensive structural and stratigraphic mapping needs to continue outboard from the known deposits to define the potential of other polydeformed, regional fold closures that may have acted as deep seated, extensional sinks for later gold deposition. In a current environment of improving gold prices and approximately 2 million tonnes of useable space left on the heap leach pad, indicated resources of 145,000 ounces and inferred resources of 143,000 ounces may prove economically feasible in the future. The 5 kilometre Classic structure, of which only one kilometre has been drill tested, needs further work to define possible higher grade areas and its relationship with the regional deformation history.

Recommendations

Continued exploration work at Brewery Creek is recommended. Work should continue on detailed structural mapping of existing trenches and road exposures and re-logging of the deeper drill holes on the property in order to refine local controls to gold mineralization and how they relate to the regional deformation model. This mapping and re-synthesis of available data is critical to defining blind, higher grade sulphide targets at depth. In particular, priority should be given to defining extensions of the structurally complex areas in the Moosehead, Bohemian-Sleemans Trend and the Classic Zone.

Drilling is recommended in the Pacific, Blue and Classic Zones.

Proposed Exploration Budget

Based on the work recommendations stated above an exploration program and budget are proposed below:

Phase 1 Mapping and Drilling Program

HQ Core Drilling	2700 meters @ 150/m	$405,000
Mob/Demob of drill equipment		$10,000
Down hole survey		$10,000
Geologist	4 months @ 10000/month	$40,000
Geological technicians (2)	3 months @ 10000/month	$30,000
Assays	1350 samples $25/sample	$33,750
Vehicle	3 months @ $2500/month	$7,500
Camp	720 mandays @ 75/day	$54,000
Site Prep & Reclamation		$37,000
Travel & accom		$15,000
Report Prep		$10,000
Freight		$10,000
Supplies		$20,000
Contingency @ 10%		$68,000
	Total	$750,250

If results from this first phase core drilling program are favourable, the phase 2 drilling campaign would follow. Other targets generated from structural mapping and data synthesis in Phase 1 would also be incorporated into this phase 2 program. Estimated expenditures would be in excess of $2.5 million.

	Phase 2 Program

HQ Core Drilling	4500 meters @ 150/m	$675,000
RC Drilling	2500 metres @ $95/m	$237,500
Mob/Demob of drill equipment		$35,000
Down hole survey		$15,000
Sr. Geologist	6 months @ $10000/month	$60,000
Jr. Geologist	3 months @ $7,500/month	$22,500
Geological technicians (4)	3 months @ $20,000/month	$60,000
Assays	3500 samples $25/sample	$87,500
Vehicles (2)	3 months @ $2500/month	$15,000
Camp	1500 mandays @ 75/day	$112,500
Site Prep & Reclamation		$120,000
Travel & accom		$35,000
Report Prep		$16,000
Freight		$40,000
Supplies		$60,000
Contingency @ 10%		$159,000
	Total	$1,750,000

Update on the Brewery Creek Property

The following disclosure under this heading "Update on the Brewery Creek Property" has been prepared by or under the supervision of Mike Stammers, P.Geo., a Qualified Person for the purposes of NI 43-101. Mr. Stammers is the land and claim manager of the Company.

On June 1, 2006, the Company announced assay results from its April 2006 diamond drilling campaign at the Brewery Creek project. The nine-hole, 1184-metre core program was managed by the NovaGold Resources Inc. exploration team on behalf of the Company.

Highlights of the campaign included:

Core drilling at the Bohemian zone returned some exceptional high grade intervals including:

(a)	DDH BC06-126 which cut 9.01 grams per tonne gold over 13.74 metres including 14.47 grams per tonne gold over 7.90 metres;

(b)	DDH BC06-127 which cut 5.14 grams per tonne gold over 34.88 metres including 8.50 grams per tonne gold over 15.90 metres; and

(c)	DDH BC06-128 which cut 6.79 grams per tonne gold over 15.32 metres.

Core drilling in the Classic zone returned broad intervals of low grade gold and suggests potential for bulk mineable intrusive-related oxide mineralization.

2006 Drill Program

Epithermal style gold mineralization at the Bohemian zone and elsewhere in the "Reserve Trend" shares remarkable similarities with the 28 million ounce Donlin Creek gold deposit in Alaska owned by NovaGold Resources Inc. and Barrick Gold Corporation. At Brewery Creek, as well as at Donlin Creek, mineralization is hosted in a series of stacked intrusive sills set in carbonaceous sediments intercalated between coarser clastic units. Mineralization at both properties is hosted in the porphyritic intrusions and is characterized by gold-rich arsenopyrite. Mineralization is related to widespread ammonia illite alteration surrounded by regionally extensive ankerite and kaolinite alteration. Both the Brewery Creek and Donlin Creek systems are of similar orders of magnitude with known alteration and mineralization at Brewery Creek extending over 12 kilometres of strike length.

Drilling at the Bohemian deposit was located near or adjacent to three 1998 RC drill holes which had encountered significant high grade. Drilling in 2006 sought to confirm these gold values as well as to provide better information on lithology, alteration, and structure controlling mineralization. Results from 2006 include:

  DDH BC06-126 which cut 9.01 grams per tonne gold over 13.74 metres from 16.76 to 30.50 metres including 14.47 grams per tonne gold over 7.90 metres from 18.40 to 26.30 metres;

  DDH BC06-127 which cut 5.14 grams per tonne gold over 34.88 metres from 40.12 to 75.00 metres including 8.50 grams per tonne gold over 15.90 metres from 44.00 to 59.90 metres; and

  DDH BC06-128 which cut 6.79 grams per tonne gold over 15.32 metres from 62.18 to 77.50 metres.

Also at Brewery Creek is an area of widespread low grade gold oxide mineralization hosted in an extensive monzonitic intrusion called the Classic Zone. Several kilometres south from the historically exploited "Reserve Trend", the Classic zone was previously explored in limited RC drilling where numerous intercepts suggest potential for a significant low grade resource. At the Classic Zone, two holes tested and confirmed low grade gold mineralization encountered in earlier RC drilling work. Mineralized intervals include:

  DDH BC06-129 which cut 0.52 grams per tonne gold over 34.75 metres from 12.19 to 46.94 metres;

  DDH BC06-129 also intersected 1.02 grams per tonne gold over 9.74 metres from 82.00 to 91.74 metres; and

  DDH BC06-131 returned values of 0.99 grams per tonne gold over 19.88 metres from 80.12 to 100.00 metres.

Three untested geophysical IP chargeability anomalies were also targeted during the program but encountered only weak to non-auriferous sulphide mineralization (gold values less than 300 ppb). Finally, DDH BC06-123 targeted sulphide mineralization at depth beneath the mined-out Blue pit along the "Reserve Trend”. A stibnite - silica bearing breccia zone was intersected and drill sample results include 1.19 grams per tonne gold over 12.35 metres from 60.10 to 70.45 metres.

New and historic mine data is being compiled into a three-dimensional structural and fluid chemistry working model in an effort to guide the upcoming field work. Efforts are on-going and will focus on the higher grade gold zones in the Bohemian-Sleeman trend and as well in the Classic lower grade gold oxide zone. A geological mapping and sampling program this summer may be followed up with a Phase 2 diamond drill program. The scope and timing of the next drill program will depend on the interpretation of the current drill results and planned summer field work in 2008.

Note: True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual drill thicknesses.

A rigorous quality control and quality assurance protocol under the supervision of Qualified Person, Mike Stammers, P.Geo. was utilized on the project including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill samples were analysed by fire assay and ICP by ALS Chemex Labs of North Vancouver, British Columbia.

As at September 28, 2007, no further work has been completed at Brewery Creek, primarily because the Company has focused its exploration efforts on the Keno Hill Silver Property.

McQuesten Property

The Company holds a 70% interest in the McQuesten property through its wholly-owned subsidiary AlexSub. Eagle Plains Resources Ltd. ("Eagle Plains") holds the other 30% interest. The interests are held subject to a joint venture agreement dated December 1, 2003 between AlexSub and Eagle Plains. The McQuesten property is also subject to a 2% net smelter return royalty reserved to the original owner, Bernard Kreft pursuant to an agreement dated April 10, 1997 between Bernard Kreft and Eagle Plains.

Qualifying Report

An independent qualifying report (the "McQuesten Report") on the McQuesten property entitled "Technical

Report on the McQuesten Property" has been authored by Janice Fingler, M.Sc., P.Geo. (the "McQuesten Report Author") dated November 7, 2005. The McQuesten Report is available for review under the Company's profile on the SEDAR database at www.sedar.com.

The following disclosure relating to the McQuesten property has been derived from the McQuesten Report.

Property, Description and Location

The McQuesten property, formerly the "Wayne Property", is located in the Mayo-Keno Hill District of the central Yukon Territory, approximately 56 kilometres northeast of the town of Mayo and 350 kilometres due north of the town of Whitehorse. The property is centred at latitude 63 53’ North and longitude 135 40’ West, within the area covered by topographic sheet NTS 105 M/13.

The property covers an approximate area of 744 hectares (1,838 acres) and consists of 55 quartz mining claims and fractions in three blocks, referred to as the McQuesten, Chiko and Hoito blocks. A single outlying claim, Twins 7 (3.7 ha), lies to the west of the McQuesten block. All claims are currently in good standing.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The McQuesten and Hoito claim blocks are accessible from the all weather Silver Trail Highway. Direct vehicle access to the known mineralized zones on the eastern portion of the property is possible via an unserviced airstrip and old logging roads. The Chico block is accessible from the Duncan Creek Road which branches off the Silver Creek Trail near Mayo.

Mayo is a full service community with an available workforce, and some contracting facilities. A power transmission line originating at the Wareham Dam 10 kilometres north of Mayo extends across the property. Generating capacity of this facility is roughly 5 Megawatts (Yukon Energy Corporation).

Topography of the McQuesten Project consists of the gently north sloping, subtly terraced south flank of the broad glaciated McQuesten River valley. Outcrop exposure is poor, although slightly more abundant along terraced areas. Permafrost underlies much of the property, except where previous work has stripped the surface cover.

History

Records indicate the Mayo-McQuesten area was prospected as early as 1887, primarily for placer occurrences. In addition to early placer mining, silver (Silver King vein) was discovered in 1906 on Galena Creek, located 1.6 kilometres north of the McQuesten claim boundary. With the activity at the Silver King mine, interest spread to the east towards Keno Hill where a discovery of galena carrying high-grade silver was made in 1919. Between 1919 and 1989, the Keno Hill-Galena Hill lodes were explored and developed, becoming the richest silver deposits in Canada. The deposits up to 1989 produced more than 213 million ounces of silver, with millions of pounds of lead, zinc and cadmium. In addition, about two million dollars of recorded gold has been won from the placers of the area.

The discovery of auriferous skarn and replacement gold mineralization within the McQuesten property in 1981, and gold to the south at the Aurex property in 1993, suggested that the area had potential for bulk tonnage gold mineralization. Within the confines of the property, the principal gold-tungsten-bismuth-arsenic mineralization occurs just north of and straddles the Silver Trail Highway.

Gold-arsenic-antimony-bismuth mineralization occurs on the adjacent property on Aurex Hill and silver-lead-zinc lodes occur to the east on Keno and Galena Hills. The Silver King mine lies one kilometre to the north and the Husky Southwest silver-lead-zinc mine lies 3.2 kilometres east-northeast from the McQuesten claim boundary. Smaller silver-lead-zinc deposits occur on Mount Haldane located 10 kilometres west of the McQuesten claim block.

Geological Setting

The McQuesten Property is located within the western part of the Selwyn Basin, in northern Yukon Territory. The stratigraphy of the area consists of deformed and metamorphosed strata of basinal sediments which accumulated at the edge of the Neoproterozoic to Paleozoic continental margin.

During the Jurassic to Cretaceous (160 and 130 Ma), the area was subjected to compressional orogenesis related to large scale plate convergence. This shortening episode also caused ductile north-south directed thrusting which generated three main ductile thrust panels containing highly strained to transposed basin strata. In the area of the McQuesten Property, the trace of the Robert Service Thrust is evident and the underlying Tombstone Thrust is expressed as an EW corridor of intense strain developed in hangingwall sediments.

Between 90-95 Ma, a tectonic change from convergence-oblique to subduction-dextral strike slip movement resulted in an episode of magmatism and the emplacement of the Tombstone series of intermediate to felsic plutons. Later renewed compressional tectonism forming the McKenzie Mountains induced another magmatic event at 65 Ma, and the emplacement of the McQuesten series of plutons. Several gold deposits in the region, such as Dublin Gulch, Scheelite Dome, Clear Creek and Brewery Creek, are related to the Tombstone plutons.

The Tombstone intrusions are economically important in the McQuesten region as they commonly host quartz and potassium feldspar bearing scheelite-sulphide veins that commonly are anomalous in gold, silver, bismuth, arsenic, tungsten, molybdenum and antimony (Murphy 1997). This veining locally is intense enough to be potential hosts for bulk tonnage gold deposits (e.g., Dublin Gulch, 98.6Mt at 1.19g Au/t, Smit et al.). Additionally, these intrusions are potential sources for mineralizing fluids for distal disseminated/replacement style gold mineralization.

Deposit Types

The McQuesten property is located within the Tintina Gold Belt, a 35 million ounce gold producing trend which comprises several mineral-rich district extending through Alaska and Yukon. The gold deposits are typical of those found worldwide in well preserved, moderate to high temperature Phanerozoic collisional orogens.

The mid Cretaceous plutons of the McQuesten are part of the Tombstone-Tungsten Suite and form a 700 kilometre long sub-belt of with similar magma associations. The distribution of these intrusions ranges from the southeastern Yukon to east-central Alaska, with the Tungsten Suite in the SE Yukon area and the Tombstone Suite extending from east-central Yukon to east-central Alaska. The Tombstone plutons are typically small (<5 sq km) and may be composite to homogeneous or zoned. They have been emplaced over a wide depth range. They are also dominantly metaluminous, calc-alkaline to subalkaline, and plot as arc and I-type. Styles of mineralization related the Tombstone Suite intrusives include intrusive hosted sheeted stockwork gold-quartz veins (Fort Knox), skarns (Scheelite Dome), proximal replacement zones (Brewery Creek), distal skarnoids and fissure veins (Keno Hill).

Historically, the most regionally important type of mineral deposit is the clastic metasediment hosted vein silver lead zinc of the Keno Hill district (Beaudoin & Sangster, 1995). Mineralization

The following mineralization types and relative temporal relationships occur at the McQuesten Property:

(1)	Early quartz lenses and boudins

Occur in sedimentary rocks and not intrusives. Structurally controlled by fractures, small faults, shear zones and disrupted bedding planes.

(2)	Quartz-scheelite veins

Hosted mostly by quartzites and calc-silicate schists. Appear to be concentrated near intrusives.

(3)	Calc-silicate skarn with pyrrhotite (gold)

Shear and contact metamorphic-induced calc-silicate altered sediments (calcareous siltstones) contain abundant pyrrhotite (locally in massive bands) along low angle shear planes and later veins and fractures. Pyrrhotite forms 99+% of the sulphide mineralization associated with the calc-silicate alteration, with minor/trace amounts of chalcopyrite, pyrite and sphalerite.

(4)	Pyrrhotite-pyrite disseminated in intrusives

In hornblende-plagioclase porphyry and granodiorite intrusions; where pyrrhotite (5-7%) and/or pyrite (3-4%) has pseudomorphed the reactive, carbonatized hornblende phenocrysts.

(5)	Quartz-arsenopyrite-pyrite+/-gold veins

Tend to occur in clusters of dilatent zones. The veins range from 2 -10 millimetres in thickness. The veins at McQuesten are seen crosscutting schistose quartzites, phyllites, graphitic schist, calc-silicate sediments, hornblende porphyry, and granitic intrusions.

(6)	Siderite-galena-sphalerite+/-arsenopyrite+/-gold veins/breccias

These veins and vein breccia zones may be similar to those described at Keno Hill, Galena Hill and Mount Haldane and are siderite healed brittle fault zones with coarsely crystalline galena and marmatite sphalerite. All vein/faults and joints are coated with manganese and minor to moderate iron oxide. The host rocks all show extensive sericitization.

(7)	Oxidation Effects

Limonite occurs along shear foliation planes and fracture surfaces as goethite after pyrite and hematite after pyrrhotite. Other oxide minerals include manganese wad, calcite, anglesite and scorodite. Limonitic sections typically have elevated geochemical results for mobile elements such as molybdenum, arsenic, antimony, bismuth and gold. Free gold has been panned from the West Zone, from the strongly oxidized material which was mined by B. Kreft (Schulze, 1998).

Historical Exploration Results

Several airborne magnetic surveys have been completed over the McQuesten property and adjacent areas. Contoured results of magnetic data have identified a broad high magnetic response over the northwestern part of the McQuesten claim block, with a series of strong negative responses along the southern part of the block, in the area of West and East Zones. Geophysicist J. Wright of Newmont suggested that the high magnetic signature in the north may be related to a large intrusive pluton at depth.

Thin to moderate glacial till with limited outcrop exposure overlies the west-central area of the McQuesten block, while thicker till to greater than 20 metres overlies the rest of the block. Thick terraces of glacio-fluvial and alluvial gravels cover the area of the Hoito block and colluvium and minor glaciof-fluvial gravels cover the area of the Chiko block. Due to these local conditions, little surface rock sampling has been recorded for the McQuesten property. Soil sampling similarly has not been a very effective exploration tool in the area of the McQuesten block, due to thick overburden.

To overcome this difficulty, a total of sixty sites were power augered on the McQuesten block, with thirty holes reaching bedrock. Significant auger results are as follows:

Sample Number	Area	Results	Associations
NDR 1547	Far East	250 ppb Au	Along the southern contact of magnetic high
1250 ppm As
5.6 ppm Bi
NDR 1557	Far East	115 ppb Au	Along southern contact of magnetic high, near
		752 ppm As	EW fault; quartz-siderite veining in graphitic
		1.7 ppm Bi	quartzite
5 ppm Sb
NDR 1551	Northeast of	45 ppb Au	Along southeast contact of inferred buried
	Far East		intrusive (magnetic high); quartz-siderite veining
in muscovite-limonite schist
NDR 1550	Northeast of	416 ppm As	Quartz-muscovite-limonite schist
	Far East	3.7 ppm Bi
NDR 1587	Northeast of	594 ppm As	Along NNW fault, near intersection with NE
	Thompson	6 ppm Sb	fault.
Creek
(1km)

During the 1981 and 1982 drill testing of the Ag-Pb-Zn Wayne occurrence, gold values were first discovered to be associated with intervals of pyrrhotite skarn mineralization. In 1992, B. Kreft mined 17 tons of this limonite-pyrrhotite skarn material from the surface area of the original Wayne occurrence, at a grade of 1.29 oz/ton and an average recovery of 83%. This demonstrated clear potential of the property to host a gold deposit.

In 1997, nine trenches totalling 440 metres were excavated, with five testing the West Zone and four testing the East Zone. A total of 242 samples were collected and analysed for gold. In 1998, twenty-six trenches totalling 3279 metres were excavated and samples were were analysed for gold and 32 other elements. Four of the trenches tested the West Zone, eight tested the stratigraphy north of both zones, five tested the Central area between the West and East Zones and three tested for eastern extensions to the East Zone.

In 2000, Newmont excavated a single 51 metre long trench to the east of Thompson Creek. The purpose of this trench was to better expose bedrock in the vicinity of a rock sample which returned 9.8 g/t gold.

A summary of significant trenching results is as follows (from Caira and Stammers, 2000):

Trench	Area	Significant Results	Comments
TR97-01	West	24m@2.1 g/t Au 20m@3.4 g/t Au 25m@1.6 g/t Au	Two NNE faults (023/73NW); po-lim-drusy qtz veins with galena; in HW schist; minor calc-silicate sediments
TR97-02	West	4m@0.50 g/t Au 8m@0.72 g/t Au	Faults 070/77S; high grade in faults,fractures cut intrusions (5 and 12 m thick); clay-ser-qtz carb alteration.
TR98-02	West	14m@0.38 g/t Au	Calc schist cut by ENE faults/43S and 2 NNW cross faults (205/52SW) at intersection w/ NNE fault (015/75NW)
TR98-11	West	6m@0.66 g/t Au 4m@7.97 g/t Au 16m@3.04 g/t Au	NNW faults dip 21-87SW and ENE sheeted veins; calc- silicate seds and graphitic quartzites (ENE/dip S); granitic dyke 15 metres to S
TR98-16	West	14m@0.50 g/t Au 4m@2.4 g/t Au	Grades in HW schist; calc-silicate seds; no nearby granites? Easterly low angle faults/37S
TR98-15	Central	8m@0.71 g/t Au 12m@0.62 g/t Au	Grades in HW schists; NE faults (030/36NE); 2m dyke
TR98-17	Central	4m@0.55 g/t Au 4m@0.64 g/t Au	Grades in HW schists along low angle faults (068/20S), NNE faults (026/36SE); granitic dyke lacking grade
TR98-18	Central	6m@0.42 g/t Au 3m@0.52 g/t Au	Grades in HW schists near NW fault (330/75SW) and NNE fault (038/50SE); EW faults w/ low grade; dyke.
TR98-19	East	4m@2.3 g/t Au	Grades in HW schists; EW faults dipping 16-43N, NNE faults (030/NW?); calc-silicate; bound by two NW faults
TR97-05	North East	4m@0.99 g/t Au 8m@0.79 g/t Au	HW schist with calc-silicate horizons; narrow intrusive dyke; two NNW faults at AZ335.
TR98-07	North East	4m@1.52 g/t Au 8m@0.88 g/t Au	Grade in HW schists, granite, calc-silicate; cut by NNW fault (332/SW); beds dip 42-71S; cut by ENE/22SE faults; NE 058/22S
TR98-08	North East	8m@0.42 g/t Au 6m@0.63 g/t Au	Grade in HW schists, granite dyke at sheared contact of HW schists/quartzites; faults 333/75SW and 020/88NW
TR98-09	North East	8m@0.91 g/t Au	Grades in HW schists cut by EW low angle faults/34-40S; and NE fault 040/9SE; imbricate slices; NNW fault AZ336
TR98-10	North East	20m@3.42 g/t Au 8m@0.38 g/t Au	Grades near NW fault (320/59NE) and easterly faults/33- 78S; two granite sills (5 and 10m), related calc-silicate seds bound by 2 NNW faults, qtz-ca-py vein, po
TR98-25	North East	2m@1.85 g/t Au	NNW fault 340/20NE and 042/53NW; NNE folds; calcareous sediments in FW quartzites
TR97-07	East-South	6m@0.45 g/t Au 6m@0.40 g/t Au 10m@1.45 g/t Au 8m@0.59 g/t Au	Calc schist cut by ENE/43S faults and NNW fault (320/88S) white mica/iron carbonate veins; narrow granitic dyke
TR98-13	East-South	12m@0.58 g/t Au 6m@1.19 g/t Au 4m@0.64 g/t Au	Grades in HW schists (to 16.7 and 51.9 g/t Au) related to easterly low angle faults, two NW faults 325/59 NE and 335/76SW
TR98-14	East-South	26m@0.78 g/t Au 12m@0.61 g/t Au 6m@0.37 g/t Au	NW faults (325/59NE) in HW schists; reactive schists here?

TR98-22	East-South	12m@1.81 g/t Au	Grades related to NNW fault and NNE fault (Mn oxide) where gold >10 g/t, in HW schists near FW qtzite contact
TR98-26	Far East	8m@0.77 g/t Au	Grade related to silicified-pyrrhotite gabbro near contact
TR MQ00-1	Thompson Creek	Au from 0.10-0.83 gpt. Highest Au of 10cm of 9.8 g/t Au	Mineralized veins strike ENE, dip 64 SE; quartz-
arsenopyrite veins along contacs between schist and
quartzite or calc-silicate and schist/phyllite. Widespread
As from 400 to >10,000 ppm, Bi (1.5-18 ppm), W (0.10-
>10 ppm), Te (0.10->10 ppm)

* All reported widths refer to horizontal intervals (unless otherwise indicated). It is not currently possible to determine true widths due to density of data and diversity of mineralization styles.

2005 Exploration Results

The Company conducted a brief exploration program on the McQuesten property in 2005. The program consisted of grid-based auger drilling in overburden covered areas of the Chiko and Hoito claim blocks. A total of 42 drill sites were tested, with 31 sites on the Chiko block and 11 sites on the Hoito block. Bedrock was encountered in all holes drilled on the Chiko block, but in only two of the holes drilled on the Hoito block.

The program was designed to attempt reconnaissance bedrock mapping in overburden covered areas within the Chiko and Hoito claim blocks. The procedure had mixed results. In the Chiko area, auger drilling encountered a diverse range of bedrock lithologies similar to those of the Yusezyu Formation in the McQuesten block. The noted lithological diversity and high levels of strain in the bedrock underlying the Chiko block suggests the area may be similarly prospective to host both skarn and vein type mineralization. Evidence for migration of the hydrothermal fluids through the Chiko succession is noted as common centimeter to subcentimetre scale quartz lenses and veinlets +/- pyrite emplaced along cleavage planes. As well, one drill site in the northwest (NDR0942) encountered quartz veining with marginal arsenopyrite, pyrite, galena and minor sphalerite, stibnite, and is similar to vein-style mineralization encountered in trenches and drillholes on the McQuesten claim block to the west. The geochemical results for bedrock samples in the Chiko area clearly identify the mineralized sample NDR0942 and the overlying sample of glaciofluvial gravels as highly anomalous in several elements as folows:

NDR0942 Bedrock Sample Result 0.07 ppm Au, 618 ppm Sb, 5790 ppm As, 8.3 ppm Ag, 1195 ppm Pb, 665 ppm Zn NDS2268 Overburden Sample Result 238 ppm As, 3.2 ppm Ag, 90 ppm Pb, 206 ppm Zn

The overall lack of and/or inconsistent anomalism of other samples suggests that mineralization in the Chiko area may occur as discrete veins.

In the Hoito area, there was very little success in reaching bedrock through a thick succession of glaciofluvial gravels. The holes were drilled to depths ranging from 14-36 feet (4.3 -11 metres). Bedrock was encountered in only two sites at depths of 23 feet (7 metres). The bedrock at these sites (NDR0958-59) is moderately hard, medium grey, phyllite to pearly chlorite-sericite schist, similar to phyllitic schists mapped on the McQuesten claim block to the south. Little to weak geochemical anomalism was obtained from samples of the overburden; however, a single site (NDS2285) on the western area of the claim block returned an elevated gold result of 0.11 ppm. Given the lack of knowledge of the underlying bedrock lithology and the depth to bedrock, no inferences can be made from this result.

A follow-up program of detailed hand auger soil sampling (100 or 50 metre spaced lines with 25 metre stations) is recommended in the western area of the Chiko Block to further test the potential of this area. An insitu geochemical signal of underlying mineralization may be preserved in the overlying colluvium and broken bedrock. Detailed ground geophysical surveys (ground magnetics and induced polarization) would be contingent on these results and/or conducted concurrently, to further discriminate bedrock lithologies and to identify potential sulphide bearing zones of mineralization.

Drilling

All historical diamond drilling conducted on the property, to date, has been completed on the McQuesten block and was mostly focused on the West and East Zones.

In 1981, Island Mining and Exploration conducted diamond drilling to test the Ag-Pb-Zn Wayne occurrence in the area now referred to as the West Zone. A total of 1212 metres in 14 holes were drilled to test the NS trending vein structure over a strike length of 130 metres and to vertical depths of less than 80 metres. Although the 1981 program targeted the Ag-Pb-Zn Wayne occurrence, several of the drill holes encountered gold values associated with intervals of pyrrhotite skarn mineralization.

In 1997, Eagle Plains conducted reverse circulation drilling and a total of 287.2 metres were drilled in seven holes which tested the West and East zones. In 1998, Viceroy re-logged the chip intervals from this program.

In 2000, Newmont conducted NQ2 diamond drilling and a total of 883.2 metres were drilled in five holes which tested four targets along the 1500 x 600 metre pyrrhotite skarn zone of the West and East Zones. The fifth hole was drilled in the Far East area, approximately 600 metres to the east, to test geophysical responses in the vicinity of anomalous auger sampling results

In 2003, SpectrumGold conducted NQ diamond drilling suing Britton Bros. of Smithers, British Columbia. A total of 3,071.8 metres were drilled in eighteen holes which mostly provided widely spaced drill hole coverage to test the continuity of mineralization from the West to East Zones.

Significant drill results from these various drilling campaigns are summarized in two tables below:

Table A :1981, 1983, 1997 programs (from Caira and Stammers, 2000)

Hole No.	Area	Length metres	Interval metres	Intercept metres*	Gold g/t
D81-02	West	108.0	79.0-83.0	4.0	0.59
D81-03	West	89.0	53.0-55.0	2.0	1.75
D81-04	West	80.0	8.0-10.0	2.0	0.85
D81-07	West West	125.0	16.0-18.0 109.0-111.0	2.0 2.0	0.47 0.76
D81-8	West West	77.0	37.5-41.5 43.0-58.0	4.0 15.0	0.83 1.81
D81-9	West West West	73.0	35.4-45.0 50.0-51.5 51.5-54.5	9.6 1.5 3.0	1.60 6.90 1.70

D81-10	West	117.0	103.0-106.0	3.0	0.45
D81-11	West	59.0	41.0-58.8	17.8	?
D81-12	West	102.0	50.0-90.0	40.0	?
D81-13	West	60.0	64.0-75.0	11.0	1.32
D81-14	West	27.0	22.4-25.0	2.6	2.33
D83-01	East	136.0	15.0-27.0 79.0-88.0 100.0-109.6	12.0 9.0 9.6	0.91 0.81 4.10
D83-02	East	136.0	80.0-94.0	14.0	0.54
D83-03	East	74.0	29.0-32.0	3.0	0.38
D83-04	East	99.6	73.0-76.0	3.0	4.10
D83-06	East	160.6	63.0-66.0 103.0-114.0	3.0 11.0	5.60 1.51
D83-07	East	113.6	29.0-34.0 103.4-114.5	5.0 11.1	3.34 1.51
RC97-01 RC97- 01a	East	21.0 21.0	9.0-12.0 12.0-15.0	3.0 3.0	0.53 0.46
RC97-02	West		8.0-35.0	27.0	2.11
RC97-03	West	30.5	7.1-27.4	18.3	3.74
RC97-06	East	104.0	7.0-10.0 34.0-52.0 62.0-95.0	3.0 18.0 33.0	0.41 0.48 1.11

Table B: 2000, 2003 programs (from Brownlee and Stammers, 2003)

Hole No.	Area	Length metres	Interval metres	Intercept metres*	Gold g/t
MQ00-1	East	165.5	54.2-64.0 70.0-72.5 115.0-122.5 145.1-151.2	9.8 2.5 7.5 6.1	0.44 3.21 0.89 2.55
MQ00-2	West	100.5	26.0-30.5	4.5	1.29
MQ00-3	Far East	150.9	142.0-145.0	3.0	2.98
MQ00-4	West	119.0 incl. incl.	25.0-36.5 82.7-119.3 82.7-95.5 97.3-105.0 115.0-119.3	11.5 36.6 12.8 7.7 4.3	1.54 1.37 1.48 1.94 3.31
MQ00-5	East Extn	253.0	4.6-18.5 50.9-58.0	13.9 7.1	1.31 KH type
MQ03-14	West	200.3	122.0-128.0 144.0-148.0	6.0 4.0	0.94 1.87
MQ03-08	West	228.3	106.5-111.5 129.5-140.9 164.5-171.7	5.0 11.4 7.2	1.98 0.87 1.11

MQ03-09	West	123.8 incl.	3.7-123.8 3.7-24.7 51.2-58.9 94.7-102.5 57.8-58.9	120.1 21.0 7.7 7.8 1.1	1.36 0.53 13.64 3.68 84.80
MQ03-15	West	227.7	97.0-106.2	9.2	0.39
MQ03-10	Central	135.6	53.0-64.0	11.5	0.57
MQ03-11	Central	151.5	69.0-75.2 78.2-86.7	6.2 8.5	1.60 1.08
MQ03-16	Central	193.6	91.2-96.5 153.7-159.5	5.3 5.8	1.50 1.12
MQ03-17	Central	197.2	82.7-93.5	10.8	1.94
MQ03-12	North	126.9	91.9-92.2	0.3	12.00
MQ03-13	East S.	186.5	17.37-23.8	6.4	2.69
MQ03-20	Southeast	187.8	49.5-59.7	10.0	0.60

* All reported intervals are downhole intervals, not true widths. It is not possible to determine true widths due to density of data and diversity of mineralization types.

Sampling Method and Approach

No details are available regarding sampling methods and approach for the early 1981, 1983 and 1997 drill programs. Extensive resampling and sampling of the 1981 holes was completed during the later programs by Viceroy. Samples were collected by a single individual and sample ID tags were placed inside, outside of the bags and random duplicate samples were collected. Samples were daily placed in bulk shipping containers and sealed on the property, transported to base camp and then sent to Chemex Labs in Vancouver.

The sampling method for the 2000 auger drilling program was documented as an appendix by O. Lavin, 2000, in the report by Caira and Stammers, 2000. The 2005 auger drilling program was conducted using the same methods of sample collection, sample preparation, analysis, and similar standards of security as the 2000 auger drilling program.

Sample Preparation, Analyses and Security

There are no details available for sample security for the 1981, 1983 and 1997 sampling programs. There are few to no details available regarding sample preparation, for samples collected and analyzed during the 1981, 1983 and 1997 programs. Photocopies of original logs from the 1981 suggests selected samples were analyzed for gold, silver, lead, zinc and tungsten. Photocopies of assay certificates from the 1983 programs indicate that samples that the drill core samples were analyzed by Bondar-Clegg of Whitehorse. Samples were assayed for gold, silver and tungsten. Photocopies of assay certificates of samples from the 1997 RC drilling program indicates that they were analyzed for gold by Northern Analytical Labs of Whitehorse.

Security for the 1997 and 1998 trenching and core sampling programs of Viceroy are documented above, by Brownlee, 1998. Samples were forward to Chemex Labs of North Vancouver, British Columbia, and were ring crushed to 150 mesh. A 30g pulp sample was then analyzed for gold by fire assay with an atomic adsorption finish. Silver was analyzed by fire assay with a gravimetric finish and a 32 element scan was completed by ICP-AES.

The methods of sample preparation, analysis and security for the 2000 program by Newmont were documented by Caira and Stammers, 2000. The 2005 auger drilling program was conducted using the same methods of sample collection, sample preparation, analysis, and similar standards of security as the 2000 auger drilling program. In each case, all samples were shipped to ALS Chemex of North Vancouver, British Columbia. Rock sample, bedrock auger and drill core samples from the 2000 and 2005 programs were passed through a primary crushed to yield a product in which greater than 60% was less than 2mm. A 200-300 gram split was then taken using a stainless steel riffle splitter and was subjected to a ring grind to 95% at 150 mesh size, to generate a pulp. Soil and overburden samples from both programs were dried, hammered and sieved, to generate a pulp. For each sample, a 30g split of this pulp was analyzed for gold by fire assay with an atomic adsorption finish. Also for each sample, a 0.5 gram split was subjected to an aqua regia digestion and analyzed for 32 elements by a combination of ICP-AES and ICP-MS methods. The latter method was used on samples which returned values higher than the geochemical detection limits.

The methods of sample preparation, analysis and security for the 2003 program were documented by Brownlee and Stammers, 2003. A comprehensive QA-QC program was implemented for drill core sampling, involving the sampling of duplicates and the insertion of standards and blanks. The sampling procedure was based on a 20 sample batch system, with the 10th being a standard, the 20th being a blank, and one other sample in the series being a duplicate. A reddish shale decorative stone purchased from Home Hardware, of Whitehorse, was used a the blank and three different pre-made standards from WCM Minerals Ltd., of Vancouver, were used. A total of 113 samples of each type were collected.

Rock and drill core samples were fine crushed to greater than 70% passing a -2mm sieve size, with up to 250 grams then split and pulverized to greater than 85% passing a 75 micron sieve size, to generate a pulp. For each sample, a 30g split of this pulp was analyzed for gold by fire assay with an atomic adsorption finish. Also for each sample, a 0.5 gram split was subjected to an aqua regia digestion and analyzed for 34 elements by the ALS method ME-ICP41, of atomic adsorption spectroscopy. Samples were ICP-AES and ICP-MS methods. The latter method was used on samples which returned values higher than the geochemical detection limits.

Data Verification

Original and/or copies of much of the data used for the McQuesten Report were obtained from D. Brownlee and M. Stammers. The McQuesten Report Author noted the original data, but did not complete a comprehensive review of this material, nor has reviewed all the assay and composite data from exploration programs conducted on the property.

Since 1997, the exploration programs on the McQuesten property have been conducted by professional geoscientists D.Brownlee and M.Stammers. The McQuesten Report Author relies on information from their reporting. It is the McQuesten Report Author’s opinion that, based on the reviews of the available information, these programs were conducted in accordance with industry standards. During the Viceroy programs, historic drillcore and RC sample chips were relogged and sampled (or resampled). This provided greater confidence in the integrity and consistency of the earlier recorded data.

The data from exploration programs has been largely compiled into AUTOCAD drawing files, ACCESS databases and EXCEL spreadsheet. Data has been variably presented between UTM NAD 27 and NAD 83 datums.

The McQuesten Report Author visited the property on May 18th and 19th, 2005 and reviewed selected outcrop exposures, drill core intervals, boundary claim posts and reclamation work, on the McQuesten Block. During the period from August 15 to August 26,, 2005, the McQuesten Report Author conducted on-site supervision of

The McQuesten Report Author visited the property on May 18th and 19th, 2005 and reviewed selected outcrop exposures, drill core intervals, boundary claim posts and reclamation work, on the McQuesten Block. During the period from August 15 to August 26,, 2005, the McQuesten Report Author conducted on-site supervision of the auger drilling program on the behalf of the Company, on the areas of the Chiko and Hoito claim blocks.

Adjacent Properties

The McQuesten Project is located along the western margin of the Keno Hill Mining District, formerly a world class silver producing district. Considerable silver production occurred from the 1920s to 1940s. UKHM was formed in 1946, and soon began major silver mining operations resulting in the construction of the towns of Elsa and Calumet, both now abandoned. UKHM, still retains mineral rights to crown grants and several quartz mining properties near the McQuesten Property, including the Snowdrift Claims just to the west.

Placer gold mining operations were established primarily along Duncan Creek, southeast of the property, and Haggart and Lynx Creeks north of the McQuesten River Valley. The discovery of auriferous skarn and replacement gold mineralization within the Wayne Property in 1981, the Aurex Property in 1993, and the Len Property by 1996, led to the delineation of a new target model in the camp for bulk tonnage gold mineralization.

In 1974 and 1975 UKHM staked the adjoining SNOWDRIFT Claims to the west of the McQuesten block. Exploration consisted of 80 holes of percussion drilling in 1976, 46 holes in 1982, and 3658 metres of percussion drilling and 4 diamond drill holes in 1984. Reports remain confidential; however, assays of up to 1.5% WO3 and 34.3 g/t Au were returned from pyrrhotite skarn. The property is still held by UKHM.

The AUREX claims adjoining the McQuesten block to the south were staked by Yukon Revenue Mines in 1992-93 and are currently held by Stratagold Corp.

Interpretation and Conclusions

Exploration on the McQuesten property has been historically focussed on exploration for silver lodes of Keno style mineralization and most recently, for skarn and vein hosted gold mineralization. On the McQuesten block, there is widespread retrograde pyrrhotitic skarn mineralization of variable intensity, as replacements of calcareous horizons within east-west trending, shallowly dipping strata of the the Yusezyu Formation. In the western area of the block, a subvertical granitic dyke cuts the succession along an east-north east trend, and submetre dykes have been reported in other areas.

Age dating of the dyke on the McQuesten property indicates a mid Cretaceous age, and is probably of the same age and affinity as plutons of the Tombstone suite. The association of Tombstone intrusives to gold mineralization has been demonstrated in the McQuesten area, at the Clear Creek, Scheelite Dome and Dublin Creek deposits. Tombstone aged intrusives are also known in the Keno Hill area (Mayo Lake Batholith) and as narrow dykes on the McQuesten Property. A large airborne magnetic high overlying the western area of the McQuesten Block may be the signature of a larger pluton at depth, of similar age at depth, with the dykes representing related apophyses.

The McQuesten-Keno Hill District is an area of remarkable and diverse mineral endowment, which includes the Elsa-Keno Hill mining camp, a 23 km long x 6 km wide corridor of Ag-Pb-Zn+/- Au mineralization. There is evidence that the camp lies within a corridor of brittle deformation which extends on to the McQuesten property. This strain event may have been closely coeval with the emplacement of larger

Tombstone intrusions in the area, as well as the McQuesten dyke and the interpreted deeper pluton. Most of the early brittle "vein faults" strike east-northeast, dip steeply southeast, and contain lead-zinc-silver lodes at Keno and Galena Hill, high grade silver at the Silver King Mine, and gold-arsenic-antimony-bismuth mineralization at Aurex Hill, to the south of the McQuesten map area.

Similar relationships between gold mineralization and these regional structural elements exist on the McQuesten property and exhibit a strong control on gold values. Trench exposures and geophysical responses both indicate that the stratigraphy has been cut by early and late brittle fault zones which developed within the broad ENE corridor of brittle deformation which traverses the property. Mineralization on the McQuesten property appears to be temporally related to this brittle event, and has occurred in three main stages: an early pyrrhotitic calc-silicate (skarn) mineralization followed by quartz-pyrite+/- arsenopyrite+/- galena, sphalerite veins along NE to ENE trending structures and later galena-sphalerite-siderite+/-quartz veins, breccia zones along NW trending structures. These styles of mineralization represent local different physical conditions and are often superimposed on each other and they reportedly all crosscut the West Zone dyke. The associated geochemical signatures include variants of Au-Bi-+/-W+/-As+/Te+/Sb and Ag-Pb-Zn-Au+/-As, similar to several other gold deposits associated with the reduced plutons of the Tombstone suite.

Gold mineralization within the skarn is generally of low tenor, with local higher grade intervals mostly related to the quartz-pyrite+/- arsenopyrite veining and intersections of NE vein faults with NW transverse faults. There is no apparent correlation of elevated gold values with the intensity of the calc-silicate alteration. Local unexplained high gold values (to 85 g/t Au) within the earlier skarn mineralization may be related to a vein intersection in the vicinity of the drillhole. As different mineralizing styles are superimposed on each other, some remobilization and reconcentration of gold is possible, as well.

In summary, the McQuesten property is endowed with several of the geological, geophysical, and geochemical associations of granitic-related gold deposits of the mid Cretaceous Tombstone Suite. Local the temporal and structural associations of gold mineralization are also similar to those within the Elsa-Keno Hill camp.

Overall, the gold mineralization on the McQuesten property exhibits strong structural control and secondary chemical control. Recent exploration has focussed on the gold potential of the skarn mineralization; however, mineralization may be more focussed on discrete structures of the brittle event and possible intersections. Therefore, there exists potential to build multiple, small zones of a higher grade gold resource from skarn zones in areas of cross-structures as well as the untested expression of the dilational structures as sheeted veins and stockworks within the brittle, more competent skarn horizon to the north.

Recommendations

The results of exploration programs conducted to date give evidence of a large, multi-staged hydrothermal system related to gold deposition was operational in the area of the McQuesten property. The disposition of the geological, structural and mineralization features are complex; however three main gold events have been recognized: retrograde pyrrhotite skarn, quartz-pyrite-arsenopyrite veining, and siderite-galena-sphalerite+/-arsenopyrite vein/breccias.

Low grade gold mineralization is widespread throughout the McQuesten Block and the flanking Snowdrift and Aurex properties. Local zones of higher grade zones appear related to dilation zones developed at or near transverse NW and/or ENE structures. A potential gold deposit therefore would require higher grade mineralization associated with such traps, as well as a greater density of the traps within the succession. With this essential structural complexity , there is potential on the property and flanking holdings, to delineate series of smaller deposits along the trend which may be collectively developed as has been done at the Brewery Creek Mine.

An integrated program of soil geochemistry, ground geophysics, trenching and diamond drilling is recommended for 2006, to verify the interpreted controls on mineralization and to delineate additional higher grade traps on the property. A budget of $260,000 is recommended.

Recommended Program

WAGES	NO. #	DAYS	RATE
Project Manager	1	20	400	8000
Project Geologist	1	40	400	16000
Senior Field Assistant	1	32	250	8000
Senior Field Assistant	1	22	225	4950	$36,950
CONTRACT GEOPHYSICS	NO. #	DAYS	RATE
Ground Magnetics	1	4	600	2400
Ground Induced Polarization	1	4	2500	10000
Gridding	2	4	600	2400
Mob/Demob/Room and Board				3500	$18,300
CONTRACT EQUIPMENT	HOURS		RATE
Caterpillar D6	75	1	125	9375
Excavator 225 Cat	60	1	165	9900
Trucking	1	1	3500	3500
Operator Support	1	15	525	525
Fuel	1	1	2000	2000	$25,300
DIAMOND DRILLING	FEET		RATE
Contract Core Drilling	4000	1	20	80000
Core Boxes				4000
Fuel				6000
Mob/DeMob				7500	$97,500
ANALYTICAL
Core samples	500	1	25	12500
Soil samples	100	1	25	2500
Trench samples	50	1	25	1250
QA-QC	60	1	25	1500
Saw Blades	3	1	800	2400
Freight				2500	$22,650
PROJECT SUPPORT		MANDays	RATE
Hotel or Lodge		180	100	18000
Core shack-generator		30	50	1500
Core shack-diesel				500
Field durables				600
Field expendibles				1500	$22,300
SUPPORT	NO. #	DAYS	RATE
Travel Airfare	8	1	750	6000
Travel Hotels and Meals	10	2	150	3000
Truck 4x4	2	25	80	4000
Travel Auto Exp.				1200
Freight				2000
Communications				800	$17,000
COMPILATION and REPORTING	NO. #	DAYS	RATE
Geologist-Compilation and	1	40	400		$16,000
Drafting					$3,000
Printing					$1,000
					$20,000
				TOTAL	$260,000

Update on the McQuesten Property

As at September 28, 2007, no further work has been completed directly on the McQuesten claims, primarily because the Company has access to and is studying historical data from the surrounding contiguous claims previously owned by UKHM. Geology and mineralized trends continue from McQuesten to the adjacent UKHM claims and compilation of historical UKHM data will better focus future work at McQuesten.

Other Properties

Sprogge, Yukon

The Sprogge property is located 175 kilometres (108 miles) north of the Town of Watson Lake within the Tintina Gold Belt of Yukon. The property consists of 266 Yukon quartz mining claims covering 13,150 acres (5,320 hectares) accessible by Yukon Highway 10. The Sprogge property is held jointly by 650399 BC Ltd. (“AlexSub”) and Newmont Mining Corporation ("Newmont"). AlexSub’s interest in the property is 73.6% with Newmont having a 26.4% interest. Four principal target areas have been identified on the property through surface sampling of rocks, soils and stream silts. An initial reconnaissance drill program was completed in 2000. The Company returned to the Sprogge property in late summer 2006 for purpose of reclamation and environmental review as well as additional sampling work.

Harlan, Yukon

The Harlan property is located 150 kilometres north of the town of Ross River, within the Tintina Gold Belt, and consists of 75 Yukon quartz mining claims covering 3,707 acres (1,500 hectares) which are 100% owned by AlexSub. The property is located 35 kilometres southeast of the Plata Airstrip and has winter road access from Yukon Highway 6, 60 kilometres to the southeast. The claims are in good standing with no required assessment work in 2005. Two major target areas have been identified on the property through surface sampling of rocks, soils and stream silts. The Company intends to complete additional target definition and possibly initial drill testing in 2005 - 2006. The Company returned to the Harlan property in August 2006 and carried out a program of geological mapping, sampling and geophysical surveys.

Klondike, Yukon

The Klondike property is located 90 kilometres (56 miles) east of Dawson City within the Tintina Gold Belt of Yukon. The property is 30 kilometres (18 miles) east of the Brewery Creek Gold Mine and consists of 46 Yukon quartz mining claims covering 2,273 acres (92 0 hectares). The property is 16 kilometres (9 miles) from the Yukon Consolidated Dam Road and has winter road access along the Klondike River. AlexSub owns a 100% interest in the Klondike group claims and the claims are in good standing with no required assessment work in 2005. Two major target areas have been identified on the property through surface sampling of rocks, soils and stream silts. The Company returned to the Klondike property in late August 2006 to map and sample the property.

Telegraph Creek and Iskut River, British Columbia

AlexSub is entitled to a 1% net smelter return royalty in respect of mineral claims on the Telegraph Creek and Iskut River property located in the Liard Mining District of British Columbia held by Newcastle Minerals Ltd.

Kiniskan Lake and Manson Creek, British Columbia

AlexSub is entitled to a 1% net smelter return royalty in respect of mineral claims on the Kiniskan Lake and Manson Creek properties in the Liard and Omineca Mining Divisions of British Columbia held by Canadian Gold Hunter Corp.

Remediation Business

In March 2005, the Company acquired the following from ALM pursuant to the ALM Agreement:

(1)	rights and interests of ALM in and to current technical support and service contracts with various mine operating and exploration companies. Two of the projects under the contracts are ongoing;

(2)

ALM's non-contractual working relationship with ARCADIS NV ("ARCADIS"), a publicly traded company involved in environmental clean-up and risk management, including an arrangement to utilize ARCADIS' proprietary technologies in Canada; and

(3)	rights of ALM to secure certain patents pertaining to the in situ immobilization of metals within density variant bodies of water and for treatment of rock heaps to prevent acid rock drainage.

The principals of ALM, Clynton Nauman and Bradley Thrall, are involved as President and Chief Executive Officer, and Chief Operating Officer, respectively, of the Company.

On June 30, 2006, the Company completed the acquisition of 100% of the shares of Access Mining Consultants Ltd. ("AMC"), a privately owned mid-tier environmental consulting firm headquartered in Whitehorse, Yukon Territory. The vendors, Rob McIntyre and Dan Cornett, being the founders and current principals of AMC, are continuing in the AMC management team with a focus on client service and the profitable growth of the AMC business as a wholly owned subsidiary of the Company. The Company also appointed Mr. McIntyre and Mr. Cornett to the senior management team of the Company. AMC was originally formed in March 1995. Since then, AMC has provided locally experienced professional project management and environmental services for industrial land and resource development projects in northern Canada.

On February 16, 2007, the Company expanded its services business to the United States through the establishment of Alexco Resource U.S. Corp (“Alexco US”), a Colorado company, and the acquisition of certain intellectual property and project rights from Green World Science of Nevada, Inc. (“Green World”), as well as the addition of the principals of Green World, Joe Harrington and Jim Harrington, to the Alexco US management team.

The assets acquired from Green World included six U.S. patents (the “Patents”), some of which are registered in Canada and other countries. The Patents pertain to the in situ immobilization of metals and are specifically suited to mine closure related remediation. Two of the Patents, as registered in Canada, were previously under licence to the Company. The acquisition of the Patents, together with the interests of Green World in certain ongoing projects, will provide Alexco US with immediate remediation services revenue and cash flow.

Joe Harrington and Jim Harrington have joined Alexco US as Vice-President Technology and Strategic Development and Vice-President Engineering and Environmental Services respectively. Joe Harrington is also the inventor of the Patents and both he Jim Harrington have extensive experience in developing and executing environmental remediation projects utilizing the Patents and otherwise. Their addition provides Alexco US with an experienced local team, to assist in advancing the Company's strategic plans.

See "Three Year History and Significant Acquisitions".

General

The Company's business plan relating to its mine reclamation and remediation business is to enhance asset value through effective liability risk management and efficient site operations, using and applying the technical expertise acquired from ALM and Green World. This is accomplished through unlocking potential exploration and development opportunities at contaminated or abandoned sites through cost effective and responsible environmental remediation and liability transfer. The Company offers the mining industry a unique combination of strong operations management, environmental remediation success in the area of mine reclamation and closure, and an ability to manage complex permitting and regulatory programs on a turnkey basis.

ALM was formed in early 2003 and has been involved in a number of projects related to permitting, mine closure and environmental remediation. Clynton Nauman and Bradley Thrall, principals of ALM, have operated on a number of projects in the north of Canada and have a track record in site management, mine closure and environmental remediation. The principals of ALM have been actively involved with the Brewery Creek heap leach operation in the Yukon from the early mine development stage through final reclamation and closure.

Specific Mine Reclamation and Remediation Projects

The main mine reclamation and remediation project with which the Company is involved is set out below.

Keno Hill Project, Yukon

In June 2005, the Company was selected as the preferred purchaser of the assets of United Keno Hill Mines Limited and UKH Minerals Limited (together, "UKHM") by PricewaterhouseCoopers Inc., court appointed interim receiver and receiver-manager of UKHM. PricewaterhouseCoopers Inc. and the Company subsequently entered into an agreement (the "Purchase Agreement") dated August 4, 2005, as amended November 2, 2005 and January 31, 2006. The Company assigned the Purchase Agreement to its wholly-owned subsidiary Elsa Reclamation & Development Company Ltd. (“ERDC”) on February 6, 2006. The Company has accounted for the purchase price of $410,000 as a cost of acquisition for the Keno Hill property.

The Company, through ERDC, completed the "Initial Closing" on April 18, 2006 under the Purchase Agreement to acquire the UKHM assets. On the Initial Closing, among other things, the Company (i) deposited $10 million in trust to be used exclusively to fund ERDC’s contribution to the cost of the reclamation of the preexisting environmental liabilities of the UKHM site and (ii) obtained possession of the mineral claims and leases, title property and crown grants of UKHM and the equipment on the properties for the purposes of exploration by ERDC of the properties. A "Final Closing" is scheduled to occur under the Purchase Agreement ten business days following receipt by ERDC of a water licence for the purpose of care and maintenance pursuant to the Waters Act (Yukon). ERDC had until October 18, 2006 to apply for a water licence (completed) and until April 18, 2009 to obtain it, subject to a 12 month extension at the discretion of the vendor. Ownership of the UKHM assets will be conveyed to ERDC on Final Closing.

The Company, through ERDC, is also party to an agreement (the "Subsidiary Agreement") with the Federal and Yukon governments (the "Governments") in respect of the pre-existing environmental condition and the environmental care and maintenance and reclamation of the UKHM site.

Key provisions of the Subsidiary Agreement are as follows:

  The $10 million is held in trust and will be required on Final Closing to be transferred into an environmental trust for reclamation of the mine;

  The Federal Government will indemnify ERDC and the Company for all liabilities arising directly or indirectly as a result of the pre-existing condition of the UKHM site;

  ERDC and the Governments will jointly develop a reclamation plan for the UKHM site, with ERDC and the Federal Government sharing the plan development costs;

  The $10 million in the environmental trust will fund ERDC’s contribution to the cost of implementing the reclamation plan. ERDC’s maximum contribution is $10 million.

  After Final Closing, the Governments and ERDC will agree to the annual cost for care and maintenance. ERDC will be responsible for environmental care and maintenance of the UKHM site and during the period of reclamation will bear an increasing portion of such costs; and

  ERDC is to contribute to a separate reclamation trust a portion of any future proceeds from sales of existing assets as well as a 1.5% Net Smelter Return royalty to a maximum of $4 million from any future production from the UKHM site.

On the Initial Closing, ERDC granted to the Governments a general security agreement against the assets of ERDC (the "Security") securing ERDC's obligations to the Governments under the Subsidiary Agreement. The Security provides for subordination to project financing and partial discharge where the value of the collateral exceeds the amount reasonably expected to secure the obligations.

In a separate agreement with the Government of Yukon, entered into on the Initial Closing, ERDC as a paid contractor will assume responsibility for the environmental care and maintenance of the UKHM site for a one year term, which is renewable until Final Closing. During such period, the Company will have access to the UKHM site primarily to undertake an extensive review of historical mining data and plan and execute an exploration program to test any mineralized targets which emerge from the review.

The UKHM assets comprise non-producing silver mines, production facilities, mineral claims, leases, surface lands and other properties in the Keno, Galena and Sourdough Hills area of central Yukon Territory, 340 kilometres from Whitehorse by road in the vicinity of the villages of Elsa and Keno City. The UKHM property comprises approximately 14,980 hectares. The Company has also established semi-permanent living and field office quarters on the UKHM site for the purpose of supporting ongoing and future exploration, environmental care and maintenance and reclamation programs.

DIVIDENDS

The Company has not paid any dividends on its common shares since its incorporation. Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of 100,000,000 common shares without par or nominal value. As at September 28, 2007, 34,267,989 common shares of the Company were issued and outstanding as fully paid and non-assessable shares.

There are no special rights or restrictions of any nature attached to any of the common shares, which all rank equally as to all benefits which might accrue to the holders of the common shares.

All registered shareholders are entitled to receive a notice of any general meeting to be convened by the Issuer. At any general meeting, subject to the restrictions on joint registered owners of common shares, on a show of hands every shareholder who is present in person and entitled to vote has one vote and on a poll, every shareholder has one vote for each common share of which he is the registered owner and may exercise such vote either in person or by proxy.

As at September 27, 2007, the Company had outstanding share purchase warrants exercisable to purchase up to 2,106,664 common shares, representing approximately 6.2 % of the Company's issued and outstanding share capital, at prices ranging from $5.00 to $5.75 per share expiring between June 21, 2008 and December 21, 2009.

The Company has adopted a stock option plan (the "Stock Option Plan") which provides that, subject to the requirements of the Toronto Stock Exchange, the aggregate number of securities reserved for issuance, set aside and made available for issuance under the Stock Option Plan will be 10% of the number of common shares of the Company issued and outstanding, from time to time.

The purpose of the Stock Option Plan is to attract and motivate directors, officers, employees of and service providers to the Company and its subsidiaries (collectively, the "Optionees") and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through the stock options. The Stock Option Plan authorizes the Board of Directors (or Compensation Committee) to grant stock options to the Optionees on the following terms:

1.

The number of shares subject to each stock option is determined by the Board of Directors (or Compensation Committee) provided that the Stock Option Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

	(a)	the number of common shares of the Company reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issued shares; or

	(b)	the issuance, to insiders of the Company of a number of common shares of the Company exceeding, within a one year period, 10% of the outstanding issued shares; or

	(c)	the issuance, to any one insider of the Company and such insider’s associates, of a number of common shares of the Company exceeding, within a one year period, 5% of the outstanding issued shares.

The outstanding issued shares is determined on the basis of the number of common shares of the Company outstanding immediately prior to any share issuance, excluding shares issued pursuant to share compensation arrangements over the preceding one-year period.

2.

The maximum number of common shares of the Company which may be issued pursuant to stock options granted under the Stock Option Plan, unless otherwise approved by shareholders, is 10% of the issued and outstanding common shares at the time of the grant. Any increase in the issued and outstanding common shares will result in an increase in the available number of common shares issuable under the Stock Option Plan, and any exercises of stock options will make new grants available under the plan.

3.	The Stock Option Plan must be approved and ratified by shareholders every three years.

4.

The exercise price of an option may not be set at less than the closing price of the common shares of the Company on the Toronto Stock Exchange on the trading day immediately preceding the date of grant of the option.

5.

The options may be exercisable for a period of up to seven years, such period and any vesting schedule to be determined by the Board of Directors (or Compensation Committee) of the Company, and are non-assignable, except in certain circumstances.

6.

The options can be exercised by the Optionee as long as the Optionee is a director, officer, employee or service provider to the Company or its subsidiaries or within a period of not more than 30 days after ceasing to be a director, officer, employee or service provider or, if the Optionee dies, within one year from the date of the Optionee's death.

7.	On the receipt of a takeover bid, issuer bid, going private transaction or change of control, any unvested options shall be immediately exercisable.

8.

The directors of the Company may from time to time in the absolute discretion of the directors amend, modify and change the provisions of an option or the Stock Option Plan without obtaining approval of shareholders to:

	(a)	make amendments of a "housekeeping" nature;

	(b)	change vesting provisions;

	(c)	change termination provisions for an insider provided that the expiry date does not extend beyond the original expiry date;

	(d)	change termination provisions which does extend beyond the original expiry date for an optionee who is not an insider;

	(e)	reduce the exercise price of an option for an optionee who is not an insider;

(f)

implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of shares from the number of common shares reserved under the Stock Option Plan; and

	(g)	make any other amendments of a non-material nature which are approved by the Toronto Stock Exchange.

All other amendments will require approval of shareholders and the Toronto Stock Exchange.

As at September 27, 2007, options were outstanding under the Stock Option Plan exercisable to purchase up to 3,301,000 common shares, representing approximately 9.6% of the Company's issued and outstanding share capital, at prices ranging from $0.80 to $6.11 per share expiring between June 15, 2012 and June 1, 2014.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “AXR”. The following table sets out the market price range and trading volumes of the Company’s common shares on the TSX for the periods indicated. On September 20, 2007, the common shares of the Company were listed and began trading on the American Stock Exchange (“AMEX”) under the symbol “AXU”.

Period	Volume	High ($)	Low ($)
June 2007	701,300	$5.74	$4.94
May 2007	966,600	$5.83	$5.02
April 2007	886,400	$6.38	$5.52
March 2007	1,230,000	$6.25	$5.24
February 2007	1,216,100	$7.10	$5.35
January 2007	1,004,400	$5.65	$4.74
December 2006	1,030,600	$5.20	$4.75
November 2006	1,664,300	$5.30	$3.00
October 2006	610,600	$3.20	$2.60
September 2006	1,404,400	$4.05	$2.95
August 2006	655,700	$3.50	$3.10
July 2006	528,100	$3.40	$2.80

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The name, province or state, country of residence, position or office held with the Company and principal occupation during the past five years of each director and executive officer of the Company are described below.

Name and Address(1)	Office or Position Held	Principal Occupation During the Past Five Years	Previous Service as a Director
Clynton R. Nauman Washington	President, Chief Executive Officer and Director(4)	President and Chief Executive Officer of
the Company; Chief Executive Officer of
Asset Liability Management Group ULC
since February 2003; President of
Viceroy Gold Corporation and Viceroy
		Minerals Corporation, February 1998 to	Since December 3, 2004

Name and Address(1)	Office or Position Held	Principal Occupation During the Past Five Years	Previous Service as a Director
February 2003; President and Chief Executive Officer of Viceroy Resource Corporation, February 1998 to December 2001.
Michael Winn California	Chairman and Director(2)(3)(4)(5)	President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies since 1997.	Since January 11, 2005
Rick Van Nieuwenhuyse British Columbia	Director (4)	President and Chief Executive Officer of NovaGold Resources Inc. since May 1999.	Since January 11, 2005
David Searle British Columbia	Director(2)(3)(4)(5)	Lawyer with Fasken Martineau DuMoulin LLP,October 2001 to August 2006.	Since May 12, 2006
R. Ed Flood	Director(2)(3)(5)	Managing Director, Investment Banking,
Haywood Securities (UK) Limited since
March 2007; Deputy Chairman of
Ivanhoe Mines Ltd. from May 1999 to
February 2007; Senior Mining Analyst,
Haywood Securities Inc. from May 1999
		to November 2001.	Since March 26, 2007
Bradley Thrall Washington	Chief Operating Officer	Chief Operating Officer of the Company; President of Asset Liability Management Group ULC since September 2002; Manager Technical Services of Viceroy Resource Corporation, July 1996 to September 2002.	N/A
Elaine Sanders British Columbia	Chief Financial Officer and Corporate Secretary	Vice President, Finance of NovaGold
Resources Inc. since September 2006;
Controller of NovaGold Resources Inc.,
March 2003 to August 2006; Controller
of Telos Technology Inc., February 1997
		to February 2003.	N/A

(1)	The information as to the jurisdiction of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective individuals individually.
(2)	Member of the Audit Committee.
(3)	Member of the Corporate Governance Committee.
(4)	Member of the Environmental and Safety Committee.
(5)	Member of the Compensation Committee.

Each of the Company’s directors is elected by the Company’s shareholders at an annual meeting to serve until the next annual meeting of shareholders or until a successor is elected or appointed. The board of directors appoints the Company’s executive officers annually after each annual meeting, to serve at the discretion of the board of directors.

Based on information provided by such persons, as at September 27, 2007, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 2,550,133 common shares of the Company, representing approximately 7.4% of the issued and outstanding common shares of the Company. In addition, the director and executive officers of the Company as a group held stock options for the purchase of an aggregate of 2,200,000 common shares in the capital of the Company, which options are exercisable at between $0.80 and $6.11 per share and expire between June 15, 2012 and June 1, 2014. Clynton Nauman and Bradley Thrall also hold approximately 70% and 30%, respectively, of the outstanding shares of ALM, which owns 1,940,299 common shares of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as otherwise disclosed, none of the Company's directors or executive officers or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date of this Annual Information Form or has been, within the ten years before the date of this Annual Information Form, a director or executive officer of any company, that while that person was acting in that capacity;

	(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a  proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)

has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder; or

(c)	has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

	(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Issuer and to disclose any interests which they may have in any project or opportunity of the Issuer. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, that director will primarily consider the degree of risk to which the Issuer may be exposed and its financial position at that time.

To the best of the Company's knowledge, there are no known existing or potential conflicts of interest among the Issuer, its promoters, directors, officers or other members of management of the Issuer as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Issuer will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. Such directors or officers in accordance with the Business Corporations Act (Yukon) will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

PROMOTERS

NovaGold Canada and ALM took the initiative in founding the Company and arranging for its organization and financing and, accordingly, may be considered promoters of the Issuer within the meaning of securities legislation of British Columbia.

As at September 27, 2007, NovaGold Canada held 6,352,978 common shares of the Company, representing approximately 18.5% of the issued and outstanding common shares of the Company.

As at September 27, 2007, ALM held 1,940,299 common shares of the Company, representing approximately 5.7% of the issued and outstanding common shares of the Company.

See "General Development of the Business – Three Year History and Significant Acquisitions" and "Interest of Management and Others in Material Transactions" with respect to transactions entered into by the Company involving NovaGold Canada and ALM.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The following is the text of the Audit Committee's Charter:

I.	MANDATE

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Alexco Resource Corp. (the “Company”) shall assist the Board in fulfilling its financial oversight responsibilities. The Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.	The quality and integrity of the Company’s financial statements and other financial information;

2.	The compliance of such statements and information with legal and regulatory requirements;

3.	The qualifications and independence of the Company’s independent external auditor (the “Auditor”); and

4.	The performance of the Company’s internal accounting procedures and Auditor.

II.	STRUCTURE AND OPERATIONS

A.	Composition

The Committee shall be comprised of three or more independent members.

B.	Qualifications

Each member of the Committee must be a member of the Board.

A majority of the members of the Committee shall not be officers or employees of the Company or of an affiliate of the Company.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement.

C.	Appointment and Removal

In accordance with the By-Laws of the Company, the members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D.	Chair

Unless the Board shall select a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for and chair all meetings of the Committee.

E.	Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F.	Meetings

The Committee shall meet at least four times in each fiscal year, or more frequently as circumstances dictate. The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of members that are not officers or employees of the Company or of an affiliate of the Company.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately. In addition, the Committee should meet with the Auditor and management annually to review the Company’s financial statements in a manner consistent with Section III of this Charter.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III.	DUTIES

A.	Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company’s internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board.

The Committee shall be given all funding as the Committee determines necessary for the payment of: (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services; (ii) compensation to advisors employed by the Committee; and (iii) ordinary administrative expenses.

B.	Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1)

Review and discuss with the Auditor any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, if necessary, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company, consistent with Independence Standards Board Standard 1.

2)	Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3)	Require the Auditor to report directly to the Committee.

4)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5)

Be directly responsible for the oversight of the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

6)	. Review annually the performance of the Auditor and recommend the appointment by the Board of a new, or re-election by the Company’s shareholders of the existing, Auditor.

7)	Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor unless such non-audit services:

(a)

which are not pre-approved, are reasonably expected not to constitute, in the aggregate, more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the non-audit services are provided;

(b)	were not recognized by the Company at the time of the engagement to be non-audit services; and

(c)

are promptly brought to the attention of the Committee by Management and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Internal Financial Controls & Operations of the Company

8)	Establish procedures for:

	(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

	(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Preparation of Financial Statements

9)

Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

10)

Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

11)	Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

12)

Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

13)	Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

14)	The adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the Auditor or management.

15)

Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

16)	Review the Company’s annual and quarterly financial statements, management discussion and analysis (MD&A) before the Board approves and the Company publicly discloses this information.

17)

Review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

18)

Review any disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process of the Company’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Related Party Transactions

19)	Review all related party or conflict of interest transactions of the Company and make appropriate recommendation to the Board of Directors.

Manner of Carrying Out its Mandate

20)

Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

21)	Request any officer or employee of the Company or the Company’s outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

22)	Have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other consultants to advise the Committee advisors.

23)	Meet, to the extent it deems necessary or appropriate, with management and the Auditor in separate executive sessions at least quarterly.

24)	Have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other consultants to advise the Committee advisors.

25)	Make regular reports to the Board.

26)	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

27)	Annually review the Committee’s own performance.

28)	Provide an open avenue of communication among the Auditor the Board.

29)	Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, non-audit services to be provided by the Auditor.

F.	Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

Composition of the Audit Committee

The members of the Audit Committee are Michael Winn, Ed Flood and David Searle. All of the members are financially literate and independent for the purposes of Multilateral Instrument 52-110 ("MI 52-110").

Mr. Winn is a financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company's financial statements (or actively supervising another person who did so); and has a general understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

Mr. Winn does not have an accounting designation; instead his expertise is derived from his high level involvement in the financial matters of public corporations. Mr. Winn is currently President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992. He completed graduate course work in accounting and finance and received a BSc in geology from the University of Southern California. Mr. Winn has the business expertise to understand and evaluate financial statements and the accounting principles applied to natural resource companies’ financial statements.

Mr. Searle is a lawyer and a recently retired partner at Fasken Martineau DuMoulin LLP and brings to the Board 44 years of experience practicing law in western and northern Canada. He has extensive experience in environmental assessment, the permitting of major projects and in the area of mine closure and reclamation. Mr. Searle regularly appeared in all three northern jurisdictions before the Boards that conduct environmental assessments and issue water licenses and land use permits and has extensive experience dealing with contaminated sites in British Columbia. Mr. Searle, is financially literate in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Mr. Flood is currently a Managing Director of Investment Banking at Haywood Securities (UK) Limited. Prior to this Mr. Flood was the President of Ivanhoe Mines Ltd. from 1995 to 1999 and has been a member of the board of directors since 1995. Before joining Ivanhoe, Mr. Flood was a principal at Robertson Stephens & Co., an investment bank in San Francisco, California, USA. He was a member of the Robertson Stephens’ investment team for the Contrarian Fund, a public mutual fund concentrated on natural resources development projects around the world. Mr. Flood also has held the position of senior mining analyst with a prominent Canadian securities firm. Mr. Flood holds Bachelor and Masters Degrees in Geology from the University of Nevada and University of Montana, respectively. Mr. Flood is financially literate in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), Section 3.2 of MI 52-110 (Initial Public Offerings), Section 3.3(2) of MI 52-110 (Controlled Companies), Section 3.4 of MI 52-110 (Events Outside Control of Member), Section 3.5 of MI 52-110 (Death, Disability or Resignation of Audit Committee Member), Section 3.6 of MI 52-110 (Temporary Exempion for Limited and Exceptional Circumstances) or Section 3.8 of MI 52-110 (Acquisition of Financial Literacy), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110 (Exemptions).

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers LLP. Any services provided by PricewaterhouseCoopers LLP that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In the fiscal year ended June 30, 2007, fees paid to PricewaterhouseCoopers LLP were approved pursuant to the de minimus exception for tax services.

External Auditor Service Fees (By Category)

PricewaterhouseCoopers LLP, Chartered Accountants, serve as the independent auditors for the Company and have acted as the Company's independent auditor for the fiscal years ended June 30, 2007 and June 30, 2006. The chart below sets forth the total amount billed the Company by PricewaterhouseCoopers LLP for services performed in these periods and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees):

External Auditor Service Fees (By Category)

Financial Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
June 30, 2007	$107,000	$84,352	nil$	$70,270
June 30, 2006	$131,301	nil$	nil$	$8,163

(1)	The aggregate audit fees billed.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading "Audit Fees"..

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for products and services other than as set out under the heading "Audit Fees", "Audit Related Fees" and "Tax Fees".

"Audit Fees" are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the interim financial statements , as well as advisory services associated with the Company’s financial reporting.

"Tax Fees" are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice on actual or contemplated transactions.

Fees disclosed under the category "All Other Fees" for the 2007 and 2006 fiscal years are related to quarterly reviews.

LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The directors, executive officers and principal shareholders of the Company or any associate or affiliate of the foregoing have had no material interest, direct or indirect, in any transactions in which the Company has participated within the two most recently completed financial periods prior to the date of this Annual Information Form or in the current financial year, and do not have any material interest in any proposed transaction, which has materially affected or will materially affect the Company, except as set out elsewhere in this Annual Information Form or as follows:

The Company has entered into the agreements described under "General Development of the Business – Three Year History and Significant Acquisitions" with NovaGold Canada, Viceroy and ALM. NovaGold Canada is a principal shareholder of the Company and certain of the directors and/or officers of NovaGold Canada, Viceroy and ALM are directors and/or officers of the Company. In addition, Clynton Nauman and Bradley Thrall hold 55% and 40%, respectively, of the outstanding shares of ALM.

Certain directors and/or officers of the Company subscribed for common shares of the Company pursuant to the public and private placement financings of the Company. In addition, certain directors and/or officers of the Company were granted stock options under the Issuer's Stock Option Plan. See " General Development of the Business – Three Year History and Significant Acquisitions" and "Description of Capital Structure".

The Company recorded $273,000 in contractors expenses and the purchase of mobile equipment from ALM during the fiscal period ended June 30, 2007 ($338,000 during the fiscal period ended June 30, 2006). At June 30, 2007, accounts payable and accrued liabilities include $nil owing to ALM ($43,000 at June 30, 2006).

The Company recorded $83,000 in rental fees as the result of a rental agreement with Access Field Services during the fiscal period ended June 30, 2007 ($nil during the fiscal period ended June 30, 2006). At June 30, 2007 accounts payable and accrued liabilities include $nil.

The Company recorded $946,000 in technical services fees from NovaGold Resources Inc. (“NovaGold”) during the fiscal period ended June 30, 2007 ($470,000 during the fiscal period ended June 30, 2006). At June 30, 2007, accounts payable and accrued liabilities include $91,000 due to NovaGold ($161,000 at June 30, 2006). The Company also privately sold 1,048,500 Units to NovaGold as part of the December 21, 2006 financing.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the common shares of the Company in British Columbia and Ontario is Computershare Investor Services Inc., Vancouver, British Columbia.

MATERIAL CONTRACTS

The Company has no material contracts other than contracts entered into in the ordinary course of business.

INTERESTS OF EXPERTS

Names of Experts

Ronald G. Simpson of GeoSim Services Inc., an independent consulting geologist and "qualified person" as defined in NI 43-101, is the author responsible for the preparation of the Brewery Creek Report.

Janice Fingler, an independent consulting geologist and "qualified person" as defined in NI 43-101, is the author responsible for the preparation of the McQuesten Report.

Michael Stammers, a "qualified person" as defined in NI 43-101, is responsible for managing the Company's land and claims.

Stanton Dodd, a "qualified person" as defined in NI 43-101, is the Senior Geologist responsible for the Company’s Keno Hill Project.

The audited financial statements of the Company have been subject to audit by PricewaterhouseCoopers LLP, Chartered Accountants.

Interests of Experts

Based on information provided by the experts, other than as described below, none of the experts named under "Names of Experts", when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates (based on information provided to the Company by the experts) or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Michael Stammers and Stanton Dodd have each been granted stock options of the Company, representing less than one percent of the issued and outstanding common shares of the Company.

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP, Chartered Accountants, report that they are independent of the Company in accordance with the Rules of Professional Conduct in British Columbia, Canada.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company's information circular for its most recent annual general meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Company's consolidated financial statements and management's discussion and analysis for its most recently completed financial year.